
09038752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

RESONANT SOFTWARE, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

600 Lexington Ave., 10th
New York, NY 10022
Telephone: 914-584-6459
(Please provide telephone number)
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Arthur S. Marcus, Esq.
Gersten Savage LLP
600 Lexington Ave., 9th Floor
New York, NY 10022
(212) 752-9700
(Please provide telephone number)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7372	46-0474410
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors:

William Samuels	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 79 2nd Street New York, NY 10003
William Frank	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 258 Post Road, North Salem, NY 10560
Brian Falkenhainer	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 64 Leeds Court East Danville, CA 94526
Doug Greenwood	Business Address: 445 Hamilton Avenue, White Plains, NY 10601 Residential Address: 172 Dans Highway New Canaan, CT 06840

(b) Issuer's Officers

William Frank, Chief Executive Officer	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 258 Post Road, North Salem, NY 10560

Brian Falkenhainer President and Chief Operating Officer	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 64 Leeds Court East Danville, CA 94526
William Samuels, Executive Chairman	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 79 2nd Street New York, NY 10003
Doug Greenwood, Director	Business Address: 445 Hamilton Avenue, White Plains, NY 10601 Residential Address: 172 Dans Highway New Canaan, CT 06840
Ernest Testa, Executive Vice-President and Chairman of the Advisory Board	Business Address: 600 Lexington Ave., 10th Fl. New York, NY 10022 Residential Address: 159 Marvin Road, Suite 100 Middletown, NJ 07748

(c) The Issuer's General Partners:
None

(d) Record owners of 5 percent or more of the issuer's equity securities:

Name	Address
Brian Falkenhainer	600 Lexington Ave., 10th Fl. New York, NY 10022
William Samuels	600 Lexington Ave., 10th Fl. New York, NY 10022

Name	Address
8701 Opportunities Fund, LP	c/o Legend Merchant Group 201 Mission Street, 2nd Floor San Francisco, VA 94105
8701 Opportunities Fund II, LP	c/o Legend Merchant Group 201 Mission Street, 2nd Floor San Francisco, VA 94105
William Frank	600 Lexington Ave., 10th Fl. New York, NY 10022

(e) Beneficial owners of 5 percent or more of Common Stock of the issuer's equity securities:

Name	Address
Brian Falkenhainer	600 Lexington Ave., 10th Fl. New York, NY 10022
William Samuels	600 Lexington Ave., 10th Fl. New York, NY 10022
James Palmer (8701 Opportunities Fund, LP)	c/o Legend Merchant Group 201 Mission Street, 2nd Floor San Francisco, VA 94105
James Palmer (8701 Opportunities Fund II, LP)	c/o Legend Merchant Group 201 Mission Street, 2nd Floor San Francisco, VA 94105
William Frank	600 Lexington Ave., 10th Fl. New York, NY 10022

(f) Promoters of the issuer:
Not Applicable.

(g) Affiliates of the issuer:

Resonant Technology, Inc.

(h) Counsel of the Issuer in relation to the Offering:

Arthur S. Marcus, Esq.
Gersten Savage LLP
600 Lexington Avenue
New York, New York 10022

(i) Each underwriter with respect to the proposed offering:
Not applicable.

(j) The underwriter's directors:
Not applicable.

(k) The underwriter's officers:
Not applicable.

(l) The underwriter's general partners;
Not applicable.

(m) Counsel to the underwriter.
Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in Item 1 are subject to the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

The proposed offering will not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a.) The securities will not be sold by underwriters, dealers, or salespersons. In the event that underwriters, dealers or sales persons are used such persons will receive compensation of up to 10% of all sales, plus up to 3% non-accountable expenses. The Company undertakes to amend the Offering Circular at such time that underwriters, dealers or sales persons are retained by the Company.

b.) The securities will be sold by officers or directors of the issuer to individuals known to such officers and directors due to pre-existing relationships. The Company will use a preliminary offering circular to be circulated to potential investors in the States of New York, New Jersey, Massachusetts, Rhode Island, Connecticut, Minnesota and South Carolina. The Company will register the shares of common stock offered pursuant hereto in accordance with the State laws and regulations in such States in which the securities are offered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Pursuant to Rule 506 of Regulation D, the issuer, through a private placement offering, raised $3,984,677.53 by the issuance of 28,155,626 shares of its Class A common stock. The purchasers of the Company's securities represented in writing that they are "Accredited Investors" and that they acquired the securities for their own account. A legend was places on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefore. The respective shareholders, title and amount of securities issued are as follows:

	As of March 19, 2009	
Common Stock - Class A	Shares	% of Class
Brian Falkenhainer	6,348,000	22.55%
William Samuels	2,924,268	10.39%
8701 Opportunities Fund, LP	3,786,648	13.45%
8701 Opportunities Fund II, LP	2,297,497	8.16%
William Frank	1,840,000	6.54%
Jay Kaplowitz	621,753	2.21%
Robert Bauer	193,200	0.69%
Gersten Savage LLP	72,215	0.25%
David Kleinhandler	483,434	1.72%
Pickwick Group, LLC	251,849	0.89%
Henry Huidekoper	123,260	0.44%
William Falkenhainer	120,923	0.43%
James Starky	176,892	0.63%
Joachim Fleury	125,492	0.45%
Todd Brown	236,515	0.84%
Robert Koegl	76,741	0.27%
Jayachandra Reddy	349,600	1.24%
David Hensley	165,600	0.59%
Sam Wasserman	122,562	0.44%
Stuart Sindell	97,969	0.35%
Jack Rose	110,746	0.39%
James Edgar Richardson	51,897	0.18%
James L Ericson	69,318	0.25%
NFS LLC/FMTC FBO: Richard S. Perkins ROLLOVER IRA	122,667	0.44%
NFS LLC/FMTC FBO: Stephen B. Olore ROLLOVER IRA	122,665	0.44%
Michael O'Halloran	61,333	0.22%
Stephen A Olore & Tawny H Olore	61,333	0.22%
Robert D Nonamaker & Rhonda Nonamaker	61,333	0.22%
Christopher McCarty & Jennifer McCarty	61,333	0.22%
NFS LLC/FMTC IRA BDA NSPS Paul J Ruscito	61,333	0.22%
Sandra Arioli	61,333	0.22%
NFS LLC/FMTC FBO: Charles T Musson ROTH IRA	122,667	0.44%
NFS LLC/FMTC FBO: Michael Roan ROLLOVER IRA	61,333	0.22%
George A Yaffe	61,333	0.22%
E-FAY Limited Partnership	61,333	0.22%
Joseph Mitchell Jr & Rosemary Mitchell	61,333	0.22%
The Risley Family Trust	122,667	0.44%
Joseph Grealish	122,667	0.44%
Steve Schuster	199,333	0.71%
Steven Rothstein, MD	122,667	0.44%
Mildred B. Perkins 401 (K)	61,333	0.22%
Bruce & Lisabeth Weinstein	63,785	0.23%
Charles K. Gifford Cert	184,000	0.65%

Bernice Duhl	73,600	0.26%
John Landers	6,900	0.02%
Rhonda Jordan & Kerry Anderson	122,667	0.44%
NFS LLC/FMTC FBO: Hilda Daley IRA	122,667	0.44%
NFS LLC/FMTC FBO: Dan Daley IRA	122,667	0.44%
Dan Daley & Hilda Daley TTEES Dan Daley Trust	122,667	0.44%
Russell Canterbury	61,333	0.22%
Donald Russell, Jr.	122,665	0.44%
William Krebs, Jr.	61,333	0.22%
Chris & Jennifer McCarty Cert	61,333	0.22%
Stephen B Olore & Laura B Olore	61,333	0.22%
Steven Rothstein MD	61,333	0.22%
Michael J. O'Halloran	61,333	0.22%
Michael F. Roan	61,333	0.22%
Timothy G. Lawrence	61,333	0.22%
JOHN KEVIN KOPRA	122,665	0.44%
ALLAN ROTHSTEIN	122,665	0.44%
Ernest Testa	815,733	2.90%
Alan & Harriet Hyman Trust for Katherine Brock Hyman	46,000	0.16%
O'Donnell Family Trust	241,960	0.86%
Porter Rose	36,800	0.13%
Matt Fryer	322,000	1.14%
Jeff Norton	18,400	0.07%
Douglas Greenwood	87,400	0.31%
William Brauer	85,088	0.30%
Paul M. Bower and Kathleen Bower JT/WROS	134,263	0.48%
BUAG, AG	169,247	0.60%
Samuel Hahn	67,458	0.24%
Daniel J. Leporin c/f Daniel James Leporin	33,883	0.12%
Daniel J. Leporin c/f Peter Daniel Leporin	33,883	0.12%
William John Nelson	67,752	0.24%
Stuart L. Sindell, Rollover IRA	67,622	0.24%
Leisher Children's Trust	488,294	1.73%
Robert Puopolo	244,864	0.87%
Arunan Sivalingham	249,510	0.89%
Joseph Maguire	199,204	0.71%
Carol & Robert Kleiner JTWRS	165,466	0.59%
Paul Hobeika, MD	165,030	0.59%
F Jared Sprole	82,042	0.29%
G H Marsh Trustee R S Perkins 2001 Irrevoc. Trust	80,598	0.29%
EGG Inc. Pension Plan (Stephen Wechsler, Trustee)	160,323	0.57%
David Newton	159,819	0.57%

ITEM 6. Other Present or Proposed Offerings

The Issuer and its Affiliates are not currently offering or contemplating to offer any of its securities, other than those under this Form 1-A.

ITEM 7. Marketing Arrangements

a.) There are no known arrangements wherein the issuer or any person named in response to Item 1 in the offering covered by Form 1-A have agreed to limit or restrict the sale of securities of any class to be offered for a period of distribution, to stabilize the market for any of the securities offered or for the withholding of commission or otherwise.

b.) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No arrangement or arrangements exists between the Issuer and any of the Experts named in this Offering.

ITEM 9. Use of a Solicitation of Interest Document

There were no publications authorized by Rule 254 that were used prior to filing this notification.

PART II - OFFERING CIRCULAR

OFFERING CIRCULAR

Item 1.

(a) Name of the Issuer.

Resonant Software, Inc.

(b) Mailing Address

600 Lexington Ave., 10th Floor
New York, NY 10022
Tel. No: (914) 584-6459

(c) Date of the Offering Circular

The date of the Offering Circular is March 19, 2009, provided that the Offering of Resonant's Class A Common Stock shall begin immediately upon receipt by the Company of an order of qualification from the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(d) Description and Amount of Securities Offered

A minimum of 2,000,000 a maximum of 100,000,000 shares of Resonant Software, Inc.'s Class A Common Stock.

(e) Statement Required by Rule 253

The Offering of Resonant's Class A Common Stock shall begin immediately upon receipt by the Company of an order of qualification from the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Offering Circular will be revised during the course of the Offering whenever the information it contains has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented.

(f) Table Required by Item 2

	Number of Shares Offered[1]	Offering Price Per Share	Underwriting Discount and Commission	Proceeds to Company[2]
Total Minimum	2,000,000	$0.05	$0	$100,000
Total Maximum	100,000,000	$0.05	$0	$5,000,000

(g) Name of Underwriter or underwriters

The Company does not intend to use any underwriters.

(h) Any Materials Required by Law of Any State in which the Securities are to be offered.

The Company will comply with all requirements under the laws in the various States in which the offering will be conducted, such as the filing of the relevant blue sky documents and submission of copies of the Offering Circular.

(i) Material Risks

The purchase of the Class A Common Stock pursuant to this Offering involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Please see page 1 of this Offering Circular for a detailed discussion of the risks involved in the purchase of the Company's Class A Common Stock.

(j) Approximate Date of Commencement of Offering

The Offering of Resonant's Class A Common Stock shall begin immediately upon receipt by the Company of an order of qualification from the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Item 2. Distribution Spreadsheet

	Number of Shares Offered[1]	Offering Price Per Share	Underwriting Discount and Commission	Proceeds to Company[2]
Total Minimum	2,000,000	$0.05	$0	$100,000
Total Maximum	100,000,000	$0.05	$0	$5,000,000

(1) We are offering a minimum of 2,000,000 and a maximum of 100,000,000 shares of our Class A Common Stock at the price indicated on a best effort basis. All proceeds up to $100,000 received from the Offering will be placed into an escrow account with Signature Bank and shall be released to the Company only upon receipt of the minimum amount of $100,000. In the event that the minimum amount is not received within six months from the date of the Offering, all proceeds will be returned to the investors without interest and without deduction. This Offering will terminate on the earlier of (i) the sale of the maximum amount of shares offered; or (ii) six months after the start of the Offering, unless otherwise extended by the Company or sooner terminated by the Company. The Company shall have the right, in its sole discretion, to extend the Offering for an additional six month period.

(2) Before deducting offering expenses payable by us for legal, consulting and accounting costs estimated to be approximately $40,000

This Offering is being made, and the Shares will be sold, pursuant to an exemption from registration pursuant to Regulation A of the Securities Act of 1933, as amended. This Offering Circular is being provided for purposes of acquainting potential investors with the structure and general business of the Company and highlighting the risks involved in investing in the Shares. Any further information about the Company required by the recipient of this Offering Circular shall be made available to such individual upon receipt by the Company at its office located at 600 Lexington Ave, 10th Fl., New York, NY 10022 of a written request for such information.

This Offering Circular does not constitute an offer or solicitation in a state or any other jurisdiction in which such an offer or solicitation is not authorized. In addition, this Offering Circular constitutes an offer only if a name has been inserted in the "Interested Party" space on the cover page. In such event, this Circular is an offer only to the person named.

THE SHARES HEREBY HAVE NOT BEEN REGISTERED BY THE SECURITIES ACT OF 1933, OR THE SECURITIES LAW OF ANY STATE BY REASON OF SPECIFIC EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS RELATING TO LIMITED OFFERINGS AND/OR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. THE SHARES OFFERED HEREBY MAYBE SUBJECT TO TRANSFER RESTRICTIONS AND INVOLVE A DEGREE OF RISK. ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT SHOULD NOT PURCHASE THE SHARES. SEE "RISK FACTORS" FOR CERTAIN FACTORS THAT MUST BE CAREFULLY EVALUATED BY PROSPECTIVE INVESTORS BEFORE PURCHASING THE SHARES.

This Offering Circular is being provided to a limited number of prospective investors solely for the purpose of assisting such parties in determining whether they wish to further consider a possible investment in the securities of Resonant Software, Inc., a Delaware corporation.

This Offering Circular has been prepared by the Company and from sources deemed reliable by the Company. This Offering Circular is intended only to provide certain general information regarding the Company, its business, and the possible terms of an investment in the Shares and does not purport to provide complete disclosure or analysis of all matters which may be relevant to an investment decision in the Shares, including risk factors or similar investment considerations. It is understood that each qualified investors will make his/her or its own independent investigation into this investment and will rely upon the same in making any such investment. In that regard, representatives of the Company will be available to discuss with qualified investors, upon request, the information contained in this Offering Circular and qualified investors will be given opportunity to visit the Company and to discuss its affairs with appropriate officers of the Company.

By accepting this Offering Circular, the recipient agrees: (a) to keep the information contained herein or made available in connection herewith confidential; (b) without limiting the generality of the foregoing, the recipient will not reproduce or redistribute the Offering Circular, in whole or in part; (c) without limiting the generality of the foregoing, if the recipient does not wish to pursue this investment, the recipient should return this Offering Circular to the Company as soon as practicable together with any other material relating to the Company; (d) the recipient will not contact, directly or indirectly, any customer, supplier, or third party relating to the Company or its business without prior written consent of the Company; and (e) any proposed actions by the recipient which are inconsistent in any manner with the foregoing agreement will require the prior written consent of the Company.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINTTE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF SHARES HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SHARES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNER 517.061 OF THE FLORIDA SECURITIES ACT. THE COMMON STOCK HAS NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA

FOR ILLINOIS RESIDENTS

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR MARYLAND RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE MARYLAND SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE

OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEW YORK RESIDENTS

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED TUE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING CIRCULAR DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR OKLAHOMA RESIDENTS

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OKLAHOMA SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE OKLAHOMA SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO, THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ACTS.

FOR PENNSYLVANIA RESIDENTS

NEITHER THE PENNSYLVANIA SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. PENNSYLVANIA SUBSCRIBERS MAY NOT SELL THEIR UNIT FOR ONE YEAR FROM THE DATE OF PURCHASE IF SUCH A SALE WOULD VIOLATE SECTION 203(d) OF THE PENNSYLVANIA SECURITIES ACT.

EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM RESISTRATIQN BY SECTION 203(d),(f),(p), OR (r), DIRECTLY FROM AN ISSUER OR AFFILIATE OF AN ISSUER, SHALL RAVE THE RIGHT TO WITHDRAW THE INVESTORS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY), OR ANY OTHER PERSON WITHIN TWO BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF THE INVESTORS WRITTEN BINDING CONTRACT OF PURCHASE OR, IN THE CASE OF A TRANSACTION IN WHICH THERE IS NO WRITTEN BINDING CONTRACT OF PURCHASE, WITHIN TWO BUSINESSDAYS AFTER HE MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED.

THE FOLLOWING STATEMENT ILLUSTRATES A RIGHT TO WITHDRAWAL PURSUANT TO SECTION 207(M) (I) OF THE PENSYLVANIA ACT.

"You have accepted an offer to purchase these securities inside pursuant to a prospectus which contains a written notice explaining your right so withdraw your acceptance, pursuant to section 297(m) of the Pennsylvania Securities Act of 1972, you may elect within two (2) business days after the first time you have received this notice and a prospectus (which is not materially different from the final prospectus) to

withdraw from your purchase agreement and receive a full refund of all your moneys paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a written notice (including a notice via facsimile or electronic mail) to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw."

FOR UTAH RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE UTAH UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ALL SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VIRGINIA RESIDENTS

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE VIRGINIA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR ALL RESIDENTS OF ALL STATES

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS MAY MAKE AN INDEPENDENT EXAMINATION OF ALL BOOKS, RECORDS AND OTHER DOCUMENTS OF THE COMPANY TO THE EXTENT AN INVESTOR DEEMS IT NECESSARY, AND SHOULD NOT RELY ON THE COMPANY OR ANY OF THE COMPANY'S EMPLOYEES OR AGENTS WITH RESPECT TO JUDGMENTS RELATING TO AN INVESTMENT IN THE COMPANY WIHCH A PROSPECTIVE INVESTOR REASONABLY REQUESTS TO INSPECT OR HAVE DISCLOSED TO HIM WILL BE MADE AVAILABLE OR DISCLOSED WUEJECT TO RECEIPT OF REASONABLE ASSURANCES THAT SUCH MATTERS WILL BE MAINTAINED IN CONFIDENCE.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO

RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING

The following is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular. See "Risk Factors" for information to be considered by prospective investors.

A minimum of 2,000,000 and a maximum of 100,000,000 shares of its Class A common stock, par value $0.00001 (the "Shares") are being offered (the "Offering") to the public at $0.05 per share by Resonant Software, Inc., a Delaware corporation (the "Company"). A minimum of $100,000 and a maximum of $5,000,000 will be received from the offering. About 68% of the Company's Class A common stock will be held by the purchasers in this Offering, assuming that the maximum amount of shares will be sold in the Offering.

All proceeds up to the minimum of $100,000 received from the Offering will be placed into an escrow account with Signature Bank and shall be released to the Company only upon receipt of such minimum amount of $100,000. In the event that the minimum amount is not received within six months from the date of the Offering, all proceeds will be returned to the investors without interest and without deduction.

The Offering shall begin immediately upon receipt by the Company of an order of qualification from the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This Offering will terminate on the earlier of (i) the sale of the maximum amount of shares offered; (ii) six months after the start of the Offering; or (iii) when, in the opinion of the Company, sufficient capital has been raised to implement the business plan successfully, unless otherwise extended by the Company or sooner terminated by the Company. The Company shall have the right, in its sole discretion, to extend the Offering for an additional six month period.

Currently, the Company does not have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation of up to 10% of all sales, plus up to 3% non-accountable expenses. The Company undertakes to revise the Offering Circular in the event that an underwriter is retained by the Company.

All shares are being offered by the Company on a "Best Effort Basis" and no shareholder is offering any of its shares in the Company. The Company will receive all proceeds from the sale of the Shares. Prior to this Offering, there has been no public market for the Shares and there can be no assurance that such a market will ever develop. There can be no assurance that the Company will be able to sell all or any specified number of Shares. The Company may utilize the net proceeds immediately for any of the purposes set forth in the "Use of Proceeds" section of this Offering Circular.

RISK FACTORS RELATING TO THE COMPANY AND ITS BUSINESS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular. The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby. This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are

not limited to those discussed below and in Business of the Company as well as those discussed elsewhere in this Offering Circular.

Dependence on Key Personnel.

The Company's success is substantially dependent upon the efforts of our officers and a limited number of employees, specifically, its President and Chief Technology Officer Brian Falkenhainer, its CEO William Frank and its Executive Chairman of the Board, William Samuels. The loss of the services of Messrs. Falkenhainer, Frank or Samuels would have an adverse effect on the future operations of the Company. The Company does not currently maintain any key-man insurance policies on any such individuals. Even if it did, there can be no assurance that Brian Falkenhainer, William Frank or William Samuels could be replaced by qualified personnel. In addition, the Company's ability to grow successfully is dependent upon its ability to attract and retain additional skilled management personnel. The Company cannot assure you that it can attract and retain the additional skilled management personnel required to expand its operations.

There Is an Immediate Need for the Net Proceeds from the Offering.

The Company has an immediate need for the net proceeds of this Offering for working capital and needs to raise proceeds from the Offering, or other financing in order to continue in business and to implement its business model.

Limited Operating History and Revenues.

To date, the Company's activities have been focused on product development, and initial sales and commercialization of its products. As of the date hereof the Company signed its first agreements to license its software and has developed a sales pipeline. The Company has incurred net operating losses since inception and expects continuing operating losses in the near term as it continues to develop its Technology until product sales can generate sufficient revenue to fund its continuing operations. There can be no assurances that any of the products and/or services intended to be offered by the Company will be marketed successfully or that the Company can ever be operated on a profitable basis. Until sufficient cash flow is generated from operations, the Company will be required to utilize its capital resources or external sources of funding to satisfy its working capital needs.

Need for Additional Funds; Resulting Dilution.

The Company's cash requirements will be significant. The Company may seek additional funds through debt or equity to maintain its operations. The raising of additional funds may result in significant dilution or reduction in the value of the common stock offered or in the value of the underlying Common Stock due to either a capital raise or a reverse stock split. The Company's ability to operate is dependent upon sufficient capital. Accordingly, the Company anticipates that it will, at the appropriate time, increase its capital base.

Existence of Debt.

The Company has issued various tranches of convertible debt in the principal amount of $1,262,110 with interest rates between 9% to 15% which mature in 2010 to 2011. In the case of an institutional investment, initial public offering or other Triggering Event debt holders may be asked to convert their debt into equity. The Company may use a portion of the proceeds of the Offering in the event that more than a minimum Offering is consummated, to defease a portion of those obligations should the holders of those tranches of debt not convert the indebtedness into common stock. In the event that the holders of

this debt elect to get repaid, such demands could create a liquidity crisis for the Company or alternatively require the Company to raise additional capital in order to repay those obligations. There is no assurance that the terms of such additional capital will not be dilutive to shareholders or that it may be obtained on commercially reasonable terms, if at all.

Control by Certain Shareholders

Certain officers and directors currently own all 50,000 shares of the Company's Class B Common Shares which entitle the holders to 10,000 votes per share. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger takeover or other business combination.

These shareholders will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock.

Competition.

The Company faces significant competition from many software companies that compete, directly or indirectly, in its industry. Many of such companies have longer operating histories, greater market presence and substantially greater financial and other resources than the Company does. Many of these companies have initiated or are planning to initiate programs and services involving increasing the productivity of internal procedures. There can be no assurance that competition will not increase from existing competitors, that established or new companies will not enter the market, that pricing policies will not be undertaken by more established companies so as to erode the benefits of the Company's products and services, or that the Company will be able to compete successfully with such existing or new competitors.

Proprietary Rights.

The Company's success will depend in part on its ability to obtain patent protection for its Technology, to preserve its trade secrets and to operate without infringing on the proprietary rights of third parties. While no aspect of the Technology is patented, the Company has filed a comprehensive patent and may file other patent applications, as it deems appropriate. There can be no assurance that: (i) the patents applied for will be reviewed in a timely manner; (ii) any patents will be issued or that any patents issued will afford meaningful protection against competitors with similar technology; (iii) patents issued will not be challenged by third parties; (iv) others will not independently develop similar technologies, duplicate the Company's technologies or design around the Company's technologies whether or not patented; (v) the Company will have sufficient resources to maintain a patent infringement lawsuit should anyone be found or believed to be infringing its patents, or (vi) the technology ultimately used by the Company will be covered in any patent issued from its pending patent application or other patent applications which it may file.

Many patents and patent applications have been filed by third parties with respect to software similar to the Technology. The Company does not believe that the Technology infringes on the patent rights of third parties, and that where it uses others' technology it will obtain the appropriate licenses; however, the Company has not retained the services of a patent attorney for any purpose, and is not competent to make any determination in the foregoing regard. However, there can be no assurance that certain aspects of the Company's Technology will not be challenged by the holders of such patents or that the Company will not be required to license or otherwise acquire from third parties the right to use additional technology. The failure to overcome such challenges or obtain such licenses or rights on acceptable terms could have a material adverse affect on the Company.

Broad Discretion to Use the Offering Proceeds.

The Company's management will have broad discretion over how these proceeds are used. There can be no assurance that the proceeds will be invested to yield a favorable return.

Conflicts of Interest.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. In relation to the Company, certain members of the Company's management team have extended loans to the Company in the aggregate amount of $1,121,608 as of December 31, 2009. As such, a conflict of interest may arise between our management's personal pecuniary interest in having their respective debts repaid and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. Given the substantial amount currently loaned by such members of the Company's management team, we cannot assure you that conflicts of interest among us and our stockholders will not develop.

Currently, there is no public market for our securities, and we cannot assure you that any public market will ever develop

There is no public or private market for the Shares offered in this Offering and there can be no assurance that a market will develop, or that the purchasers will be able to resell the Shares purchased in this Offering. The shares of common stock have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and are restricted securities for the purposes of federal and state securities laws. The Shares cannot be sold unless subsequently registered under such laws or unless, in the opinion of counsel to the Company, an exemption from registration is available. As a result of these limitations on transferability, any purchaser must bear the economic risks of an investment in the Shares for an indefinite period of time.
In addition, the Company and its shares currently do not trade on any exchange. There can be no assurance that they will and even if applicable exemptions from registration exist, there may be no public market for the sale of the Shares.

We may not be able to attract the attention of major brokerage firms.

Because we are a small company we may not be able to attract the attention of major brokerage firms. Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of the Company in the future.

We cannot assure you that our common stock will be listed on NASDAQ or any other securities exchange. We cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of

those or any other stock exchange. Until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

The Shares are Being Offered on a Best Efforts Basis.

This Offering is being made by the Company on a best efforts basis. The Company can give no assurance that all or any of the Shares will be sold. Subscriptions are irrevocable except as may be provided for by applicable law.

No State Registration.

The Company has not as yet registered for sale in any State within the Unites States. The Company can not give any assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest in the Company's Common Stock. So far, no shares have been offered and therefore there have been no indications of interest from any potential investors in any State.

Risk of Low-Priced Securities.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities will become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the 'penny stock" rules may restrict the ability of purchasers in this Offering to sell the Common Stock offered hereby in the secondary market.

Dilution.

Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.05 per share of Class A Common Stock, assuming that all offered shares are sold.

The historical net tangible book value as of December 31,2008 was $(2,551,776) or $(0.12) per share. Historical net tangible book value per share of Class A Common Stock is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31,

2008, as adjusted to give effect to the receipt of net proceeds from the sale of the minimum amount of Class A Common Stock (2,000,000 shares of common stock) for $60,000, which represents net proceeds after deducting estimated offering expenses of $40,000. This represents an immediate increase of $0.03 per share to existing stockholders and an immediate and substantial dilution of $0.03 per share, or approximately 109%, to new investors purchasing our securities in this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

The historical net tangible book value as of December 31, 2008 was $(2,794,045) or $(0.12) per share. Historical net tangible book value per share of Class A Common Stock is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2008, as adjusted to give effect to the receipt of net proceeds from the sale of the maximum amount of Class A Common Stock (100,000,000 shares of common stock) for $4,960,000, which represents net proceeds after deducting estimated offering expenses of $40,000. This represents an immediate increase of $0.22 per share to existing stockholders and an immediate and dilution of $0.04 per share, or approximately 551%, to new investors purchasing our securities in this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

No Dividends.

No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

PLAN OF DISTRIBUTION

The Offering shall begin immediately upon receipt by the Company of an order of qualification from the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

All proceeds received from the Offering will be placed into an escrow account with Signature Bank and shall be released to the Company only upon receipt of the minimum amount of $100,000. In the event that the minimum amount is not received within six months from the date of the Offering, all proceeds will be returned to the investors without interest and without deduction.

This Offering will terminate on the earlier of (i) the sale of the maximum amount of shares offered; (ii) six months after the start of the Offering; or (iii) when, in the opinion of the Company, sufficient capital has been raised to implement the business plan successfully, unless otherwise extended by the Company or sooner terminated by the Company. The Company has the right, in its sole discretion, to extend the Offering for an additional six month period.

This Offering will not be conducted by underwriters, broker dealers or salesperson and therefore this section does not apply. In the event that the Company retains underwriters, broker dealers or salespersons, such persons will receive compensation of up to 10% of all sales, plus up to 3% non-

accountable expenses. The Company undertakes to amend this Offering Circular as soon as any underwriters, broker dealers or salespersons are engaged by the Company.

USE OF PROCEEDS

The Company will use the proceeds from this offering to reduce its current debt, for technology and engineering, marketing and sales and for general working capital.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $100,000, in the event that the minimum number of 2,000,000 shares of Class A Common Stock are sold, and $5,000,000, assuming that the maximum number (100,000,000) of shares of Class A Common Stock are sold, before deducting any offering expenses payable by the Company and old. All of the proceeds from this offering will be used as set forth above. In the event that only $100,000 is raised from this offering, the Company intends to use such proceeds for costs related to engineering and design. If the maximum amount of $5,000,000 is raised, the Company will use such proceeds for Engineering and design, marketing and advertising, technology development, repayment of debt and for other general working capital purposes.

THE COMPANY

Resonant Software™, and its wholly owned subsidiary Resonant Technologies are Delaware corporations. Resonant Software is a breakthrough patent pending technology designed to manage and control complex decision-based work processes. The software strategy was the result of research completed by Dr. Brian Falkenhainer, the Company's founder, President, and Chief Technology Officer.

The seminal research by Dr. Falkenhainer that has formed the base for Resonant was completed at Xerox's Palo Alto Research Center. At that time, Dr. Falkenhainer led an internal Xerox team to develop this research into software for the control of Xerox's new high-speed production printers. Xerox invested over $50 million in this effort.

Dr. Falkenhainer realized that the same process challenges that he faced when trying to control these production copiers also applied to the business process environment: both tend to be highly dynamic environments involving multiple participating elements whose interactions change over time in response to situational attributes. In addition, the technology's ability effectively to manage options and the reasons behind those options provides unprecedented ability to facilitate the complex decisions knowledge workers face in Resonant's target business environments.

The Company received its initial capital in April, 2004 and completed its first successful deployment of version 1.0 in July 2008. The initial target market for this product is the financial services industry, with a focus on the life insurance vertical. Since inception, the Company has raised over $5.2 million dollars to date in equity and debt, has built the only known end to end solution for underwriting life insurance, and has successfully completed its first three client engagements. Version 2.0 which adds the Guideline Manager function will be released in the first quarter of 2009.

Resonant has invested approximately $2.707 million in the research and development of the Integrated Life Underwriting Suite (ILUS), the first product launched by the Company. Estimated R&D Costs for the year ended December 31, 2006 and 2007 were $628,305 and $1,155,216, respectively. For the period from January 1, 2008 to December 31, 2008, R&D costs were $861,766.

Resonant is currently the only software that has been designed specifically for the market of complex work flow, and the only company to build a specific solution for the Life Insurance Underwriting market. Other than its product offering, the Company is not aware of any existing software that can measure, monitor and evaluate these key complex "human centric" activities, which must be executed by skilled "knowledge workers."(Underwriters) Nor, is it aware of any competitive product that has been built specifically for the underserved market of Life Insurance Underwriting and new business acquisition.

Complex "human centric" work processes represent 80% of the tasks in key financial services areas, whether it be new business Life Insurance, Health insurance underwriting Property and Casualty Insurance underwriting or the processing of claims in any of these markets. Current Business Process Management ("BPM") software manages only linear, definable and measurable functions. Systems have been designed for financial services professionals to access data and complete documents necessary for processing. Complex "human centric" work processes are the result of individuals making unique decisions that vary from case to case. They are manual processes, untraceable and not measurable in traditional terms. A firm's lack of control over these tasks results in inconsistent decision-making, high expenses, loss of productivity, and an inability to influence decisions before the fact, which leads to higher risk profiles.

Financial services firms realize the need to address their inability to impact the performance of processes where traditional automation has been of little help. Resonant's "adaptive process" technology has created the first software program to integrate automated, complex judgment driven and manual activities. With Resonant the overall process is managed: automating predictable tasks, facilitating complex decisions, aggregating data and co-coordinating work between disparate groups.

The Company believes, although no assurance can be given, that implementation of its software offering will result in improvements in productivity between 20% and 40%. Better control of decisions at each process step will improve the risk profile and result in lower loss ratios.

The Resonant application provides significant financial and strategic benefits to clients including:

- "Real time" management information including the ability to monitor and control compliance to key regulatory requirements.
- Providing management with full visibility into the total process supplying information on the status of cases, and all decisions that are made during the processing of each case.
- Paperless cases that can be handed off from one area to another electronically, rather than moving cumbersome paper documents. Information transfers between and among suppliers and secondary markets can be effected on-line and pertinent data is inputted and retrieved efficiently.
- Limiting and condensing the decision-based steps that individuals make based upon an empirical evaluation of prior case costs and benefits.
- Automating steps in the work processes that are currently completed manually.
- Faster time to market for clients' new product offerings and changes to existing products.
- A reduction of more than 70% of the time and cost of deployment when compared to systems offered by competitors.
- Resonant's "adaptive process" software can be quickly deployed. Implementation does not require the definition of all activities, workflows and measurements before installation. Rather Resonant's software itself helps to define the optimum processes as it acquires data based upon actual ways that work is executed.

The Market

The financial services industry is the most attractive initial target market for the Company's products because of its urgent need to improve core business processes, its inclination to use technology for competitive differentiation, and the variable, judgment-driven nature of its primary business functions. Much of the financial industry's business functions are collaborative, variable processes driven by independent decision-making and value-based judgments. These characteristics make them costly, prone to quality and consistency problems, and difficult to effectively manage. These characteristics also make them unaddressable by traditional automation technology, as evidenced by the lack of significant productivity improvement in these areas. The market within the financial services industry for process reengineering and attempted process automation that the Company is uniquely positioned to serve is estimated at $3 billion by Forrester Research.

The Technology



Market specific Applications
• Reusable across clients
• Significantly reduces customization and deployment time
Adaptive Process Technology Platform
Life Insurance Underwriting Claims
P&C Underwriting Claims
Mortgage Loan Origination
Health Insurance U/W Claims
Workers Comp U/w Claims
Key Platform across all vertical markets
Additional Vertical Applications

The Company's Adaptive Process™ technology is based upon patent pending research done by the founder of the company at the renowned Xerox technology research center in Palo Alto Ca. It is intended to solve process-oriented problems, managing the end-to-end effort, automating where possible, assisting users through complex decisions and improving the quality and productivity of manual interactions. Management believes that the Technology can facilitate organizationally aligned decisions without imposing a rigid process filled with untraceable exceptions. At the same time, the Technology has also been developed with a view to give managers the means to spur operational excellence and increase the user's capacity to provide customized products and service.

Financial Services

Resonant is targeting the financial services industry as its first market. Financial Services is a major market for Resonant's products that is also urgently looking for ways to improve performance.

Most Financial Services' products derive their profit from the skilled management of risk, balancing loss exposure with offsetting investment returns. Insurance carriers track their combined ratios, the ratio of total expenses to premiums collected, with the dominant factor being claim loss expenses. Lenders attempt to predict risk factors associated with collections and defaults, and their portfolio's salability in secondary markets. The origination, underwriting and renewal of Financial Services products require research of each potential customer to determine if they have the assets and risk profile to bring profit. Skilled workers manually perform most data gathering and analysis tasks because of complex, unique and variable factors inherent to each customer and product. Long cycle times may mean losing the business, typically after incurring unrecoverable sales costs, while haste may result in future losses that

undermine the entire book of business. Often, greater profit margins can be achieved in higher-risk, underserved markets. This requires highly sophisticated target marketing and scalable business operations.

Trends

- Mergers and Acquisitions have resulted in widespread inter-sector consolidation as institutions seek to pursue economies of scale to reduce operating costs and increase market share. This has increased demand for systems integration and process management services in order to effectively link and rationalize their disparate processes and IT systems.
- With the repeal of the Glass-Steagal Act in 1999, the separation of banks, brokerages and insurance companies was deregulated, leaving them free to delve into each other's traditional lines of business. This has increased the need to support sophisticated, multi-line product offerings.
- The traditional product-centric view has evolved to a customer-centric approach, in which products are more tailored and the overall financial needs of the account are considered in an increasingly consultative and integrated approach. This has increased the need for sophisticated origination processes that are pushed out to the point of client contact.
- Large investment returns in prior years created an emphasis on market share and acquisition of assets for investment. Operational inefficiencies and aggressive risk practices were neglected. Today, the emphasis is back to business fundamentals, with IT spending now focused on improving the efficiency and quality of core business processes.

The market response to these converging trends has been an urgent renewed focus on core product origination and service operations. Financial services firms recognize that they must achieve dramatic improvements in decision quality, market agility and process efficiency or risk continued losses and potential failure. Resonant serves this market need, with an initial focus on life insurance underwriting, additional opportunities include commercial property and casualty claims and underwriting mortgages and health care. These areas have the largest and most urgent need, and share deep commonality in the underlying requirements.

Insurance – Initial Focus

Up to 35 percent of insurance premiums are spent on transaction costs–equivalent, on a worldwide basis, to as much as $140 billion that is not invested in growth or returned to shareholders. Insurers and brokers must work together to cut costs and improve service. Standardizing products, automating underwriting and processing, and eliminating duplication of activities between brokers and insurers could not only cut the transaction costs of large businesses by up to 40 percent but also improve service. For small-business customers, reductions of two-thirds are possible.

There are 3,300 insurance carriers of some form of insurance, employing more than 600,000 people and supporting over 2.3 million jobs in the extended value chain. They collect over $350 billion in annual premiums. The insurance value chain (Figure 1) begins with delivery through a growing set of channels, including agents, brokers, e-brokers and various financial services venues. Today, most agents are independent and offer insurance lines from multiple carriers, creating rapid, competitive quoting pressures on the carriers. Policy applications may arrive in many formats via brokers, agents, mail, fax and a variety of owned and 3rd-party web sites. Underwriters must analyze the risk of each applicant by drawing relevant information from internal and external data sources. For commercial insurance, this may include financial results, account histories, legal suits and liens, on-site inspections, probable loss projections and strategic market assessment. It is a manual, skill-intensive process. Large commercial policies or selected risk groups are then redistributed to a network of reinsurers to mitigate risk, leading to

additional underwriting research and creating a distributed policy management problem whenever updates, claims or renewals arise.


Financial Performance
Lower Combined Ratio
Raise Investment Returns
Decrease Losses Paid
Decrease Operational Expenses
Raise Prices
Enhance Claims Function
Improve Underwriting

Figure 2: Factors to financial performance.

The primary performance drivers for insurance companies are illustrated in Figure 2. An investment pool is maintained to pay future claims and generate additional revenue. Growing profits are achieved if investment growth outpaces operational expenses and claims losses. Claims losses can be reduced at policy issuance through better pricing and risk management (underwriting), or at claims settlement through reduced payout and increased recovery from at-fault third parties. Price increases and a focus on reducing claims payments are often favorite strategies for improving financial performance, but difficult to sustain in the long run. Resonant is initially targeting the two factors highlighted in Figure 2 – underwriting improvements and expense reductions.

In both its own interviews and in client installations with carriers, Resonant found further confirmation of the opportunity. Three needs were expressed most frequently and most passionately:

- Assisting, measuring and ensuring overall process consistency and quality. As one principal at McKinsey put it, "Analytics is a wasteland. Real decision support is just not there".
- Support for ad-hoc process flows involving distributed individuals, systems and organizations.
- Aggregating and sharing all the information needed to support underwriting efforts.

Resonant believes that opportunity exists to significantly impact the financial performance of insurers through focus on core underwriting operations within carriers and in the reinsurance market.

Underwriting

The policy application process involves a sequence of largely manual steps across multiple people, systems and organizations. Once the application is received and potentially scanned or re-keyed into electronic form, a customer information system is checked to see if it is a new or existing customer. Underwriters must then analyze the risk of each applicant by drawing relevant information from internal and external data sources. Depending on the type of applicant and policy requested, this may include a rating system, risk-related data (e.g., mortality tables for life insurance, morbidity tables for health insurance, and loss control surveys and statistical applications to determine weather or criminal patterns in P&C insurance), PML studies, financial reports, claim history, medical information, financial results, account histories, suits and liens, and strategic market assessment. This may include a range of technology, including CICS mainframe transactions, calls or message exchanges with packaged applications, and external Internet services.

Current underwriting business imperatives include:

- Improved underwriting fundamentals
- The ability to underwrite more sophisticated and tailorable product lines
- Reduced time and expense

- Shift away from a policy management to an account management view of the customer

Long-Term Market Potential

Gartner estimates that 85% of complex human centric business processes are manual, judgment-driven efforts underserved by automation technology. Managers find it difficult to impose consistent policy, track key metrics, optimize their operations, and form efficient partnerships. Further, their limited control and visibility hampers operational agility in response to exceptions and changing business conditions. While the software industry has developed distinct technologies for structured automation and unstructured collaboration, these core business processes are inherently semi-structured. Many rules and guidelines exist to constrain activity, but each specific process rarely "executes" in a nice predictable fashion. Complex products, business guidelines, intricate decision criteria, partnership agreements, and diverse regulations all contribute to the impossibility of reducing the business to a deterministic process definition. Skilled participants, poorly supported in their efforts by technology, keep the business moving and are the source of competitive advantage.

We believe that Resonant is uniquely positioned to serve this vast unaddressed class of core decision processes.

Market Strategy

In its formative years, Resonant is a Financial Services software vendor focused on the origination, renewal and service of Financial Services products. This section defines the market strategy for that beginning and then summarizes its longer-term market expansion.

Target Market

Customer

Initially Resonant's customers are life insurance carriers covering the total new business acquisition process from receipts of the life insurance application thru the completion of the underwriting process. The economic buyer is a line of business executive, though influenced by IT management. The users are skilled workers, such as underwriters, managers, partners and brokers. Engagements are directed at opportunities fitting the following criteria:

- Business processes that are semi-structured (parts are automatable, parts are complex, judgment-driven or collaborative, drawing from multiple information sources) and high-touch, manual efforts. They should have high-costs stemming from unsupported manual effort, hand-offs, errors, disputes, and maintenance of disconnected and inconsistent systems.
- Significant mission-critical value opportunity, including processing time and cost, business value placed on decision quality and visibility, competitive advantage through product line expansion and fine-grained segmentation.
- Inclination to buy, which includes compelling business conditions (e.g., losing money or market share) and clear, localized buying decision authority.
- The value proposition is further strengthened if it involves distributed interactions, either within a large enterprise or with other value chain participants.

Sales efforts will be segment oriented, with specific pain-points and value demonstrations focused on the targeted opportunity, either on a client-specific or application-specific basis, depending on how much upfront customer diligence is available. Detailed ROI charts will be developed to support extended drill-down into the value proposition.

Resonant has defined a go to market strategy for the early stages of development that has focused sales efforts on each of the key stages of the new business acquisition process. Each of these market segments has similar needs, but unique sales processes and cycles that has allowed Resonant to begin to penetrate the major carriers while building revenues from other market segments.

Pain

The customer's core business operations are costly, unresponsive and inconsistent. They lack the visibility to drive improvement and respond to change. They are unable to improve customer channels due to opaque processes and inflexible systems. They require decision discipline and finer-grained precision in their product lines.

Positioning

Resonant is positioned as an enterprise software vendor licensing vertical, highly customizable applications for well-defined business functions (e.g., life insurance underwriting). Many of these firms prefer in-house development due to the long-nurtured belief that packaged applications cannot fit their complex needs. Resonant seeks the sweet spot between cumbersome packaged applications that fail to meet the business need and generic building blocks that require significant development time and cost.

Value Proposition

Resonant believes that decision fundamentals, expense reduction and increased product origination sophistication are the only viable paths to profitable growth. Its primary value propositions are:

- Efficient Operations – Resonant accelerates each task, lowers hand-off delays and minimizes errors. The cycle time and cost of each function are reduced by 20-40% on average. Customers will realize reductions in overhead associated with maintaining inconsistent systems, gathering needed information, tracking business through long manual efforts, and responding to errors, disputes, and handoff delays.

- Decision quality – Complex efforts are proactively facilitated based on company guidelines and needed information is easily aggregated for shared context. For the first time, organizations benefit from visibility, consistency and control of their manually intensive and variable operations, resulting in improved risk quality and reduced losses. Resonant's applications give skilled workers the guidance, information and focused time to make quality decisions and avoid oversights. The resulting reinforced fundamentals improve control over pricing, loss exposure and compliance with diverse regulatory and organization requirements. Actions and their resulting outcomes are recorded to enable comprehensive business intelligence and relate actions to long-term performance.

- Agile Business – Rapidly respond to business opportunities without oversimplified products and market tactics. Resonant delivers the fine-grained control needed to aggressively serve profitable market segments.

- Channel Effectiveness – Up to 80% of the business is generated through channels, yet the handoffs are manual, inconsistent and error prone. Resonant solutions offer improved responsiveness and flexibility, status tracking, and pricing advantages due to lower costs. Duplication and delay reductions foster broker loyalty and enable focus on new business. The ability to readily aggregate and expose core

functions to support new revenue streams saves product development cost and creates time-to-market opportunity.

- Time to Value – Resonant applications do not require the long and expensive customization typical of enterprise applications, with actual business practice driving incremental discovery and fine-grained refinement. The result is 30% reduction in cost and 40% reduction in time to deploy compared to alternate approaches.

Business Objectives

Resonant's strategic business objectives are listed from highest priority to lowest priority.

Offering Value

The platform's inherent value, both in the solutions Resonant offers and the externally-developed solutions it enables, is the single most important driver for high license fees and appropriate license-to-services ratios. Promoting the platform's value suggests features and offerings targeted at immediate and significant ROI, sophisticated components and tools for customization and deployment, and satisfaction of enterprise-class requirements.

Value Chain

A thriving value chain, particularly partners and other businesses that build their value on Resonant's offerings, is critical for rapid and sustainable growth. Promotion of the value chain is supported by proliferation and the offering's value. In addition, it requires offerings that are readily extensible to new components and services based on stable, easy to use frameworks and interfaces. It demands the organizational infrastructure required to support the value chain.

Of particular note in the value chain is the potential revenue Resonant can drive to systems integration and consulting partners. The extensive data Resonant's applications capture about an organization's true business operations offers high-value consulting opportunities for business process analysis.

Revenue Ramp

Pressures to reach profitability will need to be carefully managed against early objectives for reference accounts and channel creation. Strategic proliferation objectives coupled with desired patterns of use must also be taken into account.

Proliferation

A unique value of Resonant solutions is their extensibility to new participants and new process domains. In addition, the platform's value is exponentially proportional to the size and diversity of the adopting community. This network effect is an important driver for long-term, accelerating growth. Embracing proliferation as the primary strategic objective suggests designs, features and pricing that encourage exposure and frictionless adoption.

Competitive Landscape

Current offerings treat the market as a dichotomy, either emphasizing structured process automation or unstructured collaboration and data management. This reflects the limitations of traditional technology. To address their efficiency, quality and agility problems, firms today have three options:

- Document Management. The manual, paper-based efforts that are prevalent throughout financial services have traditionally been served by document management vendors, such as FileNet, IBM Content Manager and Optika. They are centralized solutions that provide shared repositories and document routing, thus abandoning the traceability and efficiency of process-driven solutions.

- Workflow and Integration Middleware. Traditional workflow (e.g., Staffware, Intalio) and newer Application Integration Middleware (IBM/WebSphere, Pega Systems, TIBCO, Planetsoft, Fiserve, Navisys, and Vitria) vendors target process management as their core feature. These systems are all based on traditional structured automation, which requires a fixed and pre-defined process definition. Newer workflow vendors like SilverStream, Avinon and DWL are attempting to ride the growth of Web Services standards. However, Web Services only gives them integration cost benefits. They are still based on centralized servers with traditional workflow engines.

- Industry Solutions. A variety of specialized loan origination systems are used within the mortgage industry, such as offerings from Empower and Gallagher. These systems all manage loan origination data, not the overall loan origination process, and therefore do not address the core issues for lenders. Such systems generally do not exist for life insurance underwriting and reinsurance, with most of the larger vendors like IBM and CSC focused on policy administration.

A variety of specialty e-business vendors have appeared in recent years, such as Ensera (link body shops with carriers), AgoraRe and CATEX (reinsurance marketplace). They have achieved limited revenues and by design are not intended as comprehensive solutions. The most successful e-business activity is coming from the institutions themselves (ePolicy, InsureHiTech, nuServe, AIG Online) and business process outsources (CSC), all of whom are complementary partner targets.

Resonant Value Chain

Customers, suppliers and partners all contribute to establishing Resonant within the marketplace.

Customers

- Life Insurance Companies
- Commercial P&C insurance and reinsurance carriers, MGA brokers
- Health insurance underwriters and claims processing.

Suppliers

- Web Services development tools, such as Microsoft and Cape Clear
- Risk analytics and actuarial systems
- Application adapters (e.g., Actional, IBM WebSphere)

Partners

- Consultants, SIs, BPOs (e.g., Accenture, McKinsey, CSC, Xerox, Tillinghouse, IBM/PWC)
- E-insurance and E-finance brokers, carriers and services (e.g., ePolicy, RMS, D&B)
- Industry affiliations, consortia and standards bodies (e.g., IVANS, ACORD, ISO, MISMO)

- Complementary Infrastructure and Application software vendors (e.g., BEA, Oracle, Sun, SAP, PeopleSoft)
- Business intelligence tools (e.g., BusinessObjects, Cognos, Brio, MicroStrategy)

Product Strategy
Product Line

Resonant's product line was chosen to fit the following criteria:

- Fits preferential target criteria (high pain, semi-structured environment, significant value opportunity, inclination to buy)
- Represents a core, mission critical part of the business
- Directly adjacent to other selected applications in the business flow
- Combine to form a cluster of similar functionality (from a technical perspective)

These criteria maximize the value proposition, minimize development cost, support cross-selling, and enable flexibility in seeking first-traction opportunities. Long-term, these applications will be leveraged for expansion into other sectors.



Employees
• Tasks are case-specific
• Many decisions and tasks completed automatically
• No more errors and hand-off delays
• Ready access to accurate risk and pricing data
• Alerted to and guided through relevant terms, regulations and risk factors
Managers
• Scale while offering more customized options
• Agents are no longer interrupting underwriters for status
• More consistent and responsive service
• See process problems and quantify the cost/benefit of incremental change
• Content from multiple systems
• Tasks, deadlines and reminders
• Automated assistance
• Collaborative interactions
• Process history and status
Suppliers & Secondary Markets
• All needed information is present
• See what work has been done
• Negotiate terms
• Track each other's progress
Applications Suite
Process Hub
Agents, Brokers & Customers
• Quickly apply
• Consider options and negotiate terms
• Track status of applications
Aggregate Existing Resources
Web Services
Files
Web
Applications Databases
Local Definition, Execution & Control

Resonant's solutions unify the many systems and participants in core financial services processes.

Adaptive Process™ Platform

Resonant's Adaptive Process™ (AP) Platform is the common platform upon which all Resonant applications are built, providing significant competitive differentiation and product development cost effectiveness. It includes Resonant's transformational adaptive process and guideline management technology, as well as real-time recording and reporting. A broad set of infrastructure services are also provided, enabling the platform to manage data, track events, enforce security and integrate with other systems.

At the heart of all Resonant applications is a powerful adaptive process platform that provides the tools and run-time assistance needed to effectively manage semi-structured environments.

- Process Manager – Maintains the state of everything that may be consistently concluded from guidelines and available data and takes appropriate action as new conclusions are drawn.

- Guideline Manager – Enables customers to define and manage their own operational guidelines in a familiar document form.
- Real-Time Recording and Reporting – Because of Resonant's fluid management of processes that fully incorporates both systems and people, it is able to capture the details of actual work practices at an unprecedented level of detail.
- User Interface Framework – Provides a rich, intuitive user experience that is data-driven and easily changed.
- Infrastructure Services – A broad set of general services needed for the system to manage data, track events, enforce security and integrate with other systems.

Life Insurance Underwriting Solutions

Resonant's Life Insurance Underwriting Solutions streamline the origination of new life insurance business and its distribution to downstream functions. These solutions include:

- New business processing and underwriting application designed by underwriters for underwriters.

- Guideline management customized for the definition of life insurance products, guidelines and regulations.

- Pre-packaged, automated connections to the primary industry paramedical and data services, including MIB, APPS, LabOne and CRL.

Each application provides the business objects and best-practice processes needed to facilitate the targeted business function without customization, though moderate customization and legacy integration are expected for all cases. Support for ACORD and other key industry standards will be supported as part of the offerings.

Future Industry Solutions

Resonant product strategy is to continually expand into the broad range of industry functions that can be uniquely served by Resonant's adaptive process technology. These include Property & Casualty Insurance, Mortgage Loan Origination, Reinsurance Contracting, and Health Insurance.

Strategic Decomposition



Applications
Life Insurance
(default process, business objects)
Industry Standards
(ACORD, IAA, MISMO)
Property & Casualty, etc.
(default process, business objects)
Development Tools
AP Platform
Adaptive Process Manager
(constraints, events, activity mgt)
User Interface Framework
(user models, sessions, presentation)
Guideline Manager
(documentcentric definition of constraints)
Real Time Reporting
(process audit, analytics mgt)
Resource Services
(integrators, adapters)
Infrastructure Services
(transport, directory, security)
Analytics
(OLAP, data mining)
Server and Network Infrastructure
(App servers, OS, Network, Directories)
Enterprise Applications
Resonant defining elements
Resonant supporting elements
Non-Core (partner / outsource)
Existing customer infrastructure

Figure 5: Product Decomposition.

Figure 5 illustrates the general decomposition of Resonant-based offerings. Defining elements are unique to Resonant's core value, supporting elements enhance its core value, and non-core elements are undifferentiating but represent a significant core competency of others. Defining elements and most supporting elements will be prioritized for internal development and will be protected as part of Resonant's core competency. Other elements will be outsourced through third-party channels. Resonant's defining technologies are adaptive process enablement (dynamic constraint definition, execution, and audit) and its unique industry solutions.

Vectors of Differentiation

For any product offering, some aspects are required as a minimum cost of entry into the target market and provide little or no competitive value, while other aspects form the basis for strategic competitive differentiation. Cost of entry aspects should receive the minimal investment required to satisfy the market's entry requirements. Strategic vectors of differentiation should receive primary emphasis for both development investment and market positioning.

Resonant's vectors of differentiation are driven by the unique value of its defining technology, adaptive processes. Resonant's Adaptive Process™ technology represents its core intellectual property. It is also highly defensible. One of Resonant's founders co-authored the seminal work in the underlying technology (Dynamic Constraint Satisfaction). His experience gained from leading development teams at Xerox who productized this technology for a different application places Resonant years ahead of anyone who might attempt to replicate it.

Theme	Classification
Adaptive Processes	Significant differentiation in all aspects, including primary characteristics of dynamic, human-mediated and distributed. Viral adoption model leveraging distributed architecture is also differentiating, though offers more value to Resonant's market strategy than to end-customers.
Application Integration / Adapters	Adapters are cost of entry. This is a function that is being commoditized and is readily available from vendors. Though Web Services as the primary method is somewhat differentiating, all integration vendors are now supporting basic web services protocols. Aggregation model to address data and application integration problems offers significant differentiation.
Visibility	Significant differentiation, primarily for its comprehensive view and business performance analytics. Less differentiating is real-time data monitoring, which is very recently being marketed by most vendors.
Trust / Security	Cost of entry for basic services, driven by IT and sensitivity of the target solutions' content. Longer term potential for unique differentiation in trust extension and facilitation of transitions between private and public processes.
Platform Reach	Cost of entry, driven by IT and breadth of target deployments.

Scale	Cost of entry, driven by IT and scaling needs of target deployments.
Development	Cost of entry, driven by IT and developer channel partners. Given the large existing tools market, standards and off the shelf software provide opportunity to limit investments here.
Industry Solutions	Targeted solutions must provide highly strategic entry points and be differentiating in their respective markets.

Adoption Model

Resonant designed the product with viral adoption characteristics that foster a network effect and create sales opportunities. The Resonant solution encourages users to pull additional participants – either within their company or from outside (partners, brokers, etc) – into the business process. Such participation creates demand for Resonant products within those outside organizations. The primary drivers are:

- Adoption via packaged applications, enablement of partially defined processes, and web services based application aggregation.

- Push to new participants due to expanding nature of process participation.

- Pull for participants to adopt, including ability to have local control, integrate internal resources, and define new processes or extend existing ones.

Sales Strategy

Currently, the sales strategy is based upon leveraging the Companies advisor network, and selling directly to life insurance carriers. As the Company gains momentum it will begin identifying third party service providers that can provide partnering benefits to the sales process. At a later stage channel partners may be added such as IBM Global Services, Accenture, KPMG, etc.

Revenue Model

The Company has developed a recurring revenue model which is based upon a percent of life insurance premiums that are processed through the Resonant application. In addition to these license fees, the Company will also generate revenues from deployment services, training services, maintenance service and a one time upfront start up fee. If there is market pull for a hosted version of any Resonant offering, a hosting partner will be sought.

Sales Cycle

Resonant expects the typical sales cycle to be six months to eighteen months from first engagement to signed contract.

Deployment Process

Resonant is delivered as a simple-to-install application on the most popular servers (Solaris, Linux, Windows 2000). It is available directly to IT departments for installation and customization, in conjunction with Resonant's Professional Services, or through system integration and value-added-reseller partners.

The typical deployment process consists of:

1. Identification of high-level process, legacy systems requiring integration, and custom data/screens needed. This leads to a statement-of-work and customer decision regarding how much up-front customization is desired.

2. Design and development of process customizations, application integration, and screen customizations. Process and screen customizations require basic web authoring skills (HTML/JavaScript) and process knowledge (business analyst). Applications supported by Resonant's integration vendor require basic IT business object knowledge; unsupported applications will require application-specific skills (Java/C++, transactions, communication).

3. Test and deploy phase one rollout. Expansion of user base will depend on many customer factors, including risk tolerance, geography, infrastructure diversity, user skills.

Operations

Sales

Resonant's sales force will be staffed to three primary functions: direct client sales and account management, channel partner development and management (VAR program), and sales engineers in support of the other two team's efforts.

Professional Services

Resonant's professional services provide training, certification, support, consulting, solution implementation and project management to customers and partners. Their role is to establish Resonant as a trusted, preferred business partner by ensuring success in the deployment and use of all Resonant products. Additionally, they will assist sales account managers in the identification and pursuit of continued client opportunities. The professional services team will be staffed by experienced consultants and will initially report into the VP of Product in order to enable the fluid use of product engineers in the first year's client deployments. Growth of the professional services team has been tied in the projections to anticipated sales traction and will be governed accordingly.

12 Month Plan

The Company intends to execute its business plan during the next twelve months, with its focus being dependent on the amount raised in this offering, as follows:

Activities	Offering Proceeds of $100,000	Offering Proceeds of $1,000,000	Offering Proceeds of $3,000,000	Offering Proceeds of $5,000,000
Engineering/Research and Development	$100,000	$259,000	$600,000,	$600,000
Marketing and Advertising	-	-	$100,000	$100,000
Sales/Service	-	$259,000	$600,000	$600,000
General and Administrative	-	$390,000	$400,000	$400,000

Expenses				
Debt Repayment	-	$150,000	$450,000	$1,300,000
New Vertical P&C	-	-	$200,000	$500,000
Working Capital	-	-	$650,000	$1,500,000

DESCRIPTION OF PROPERTY

We lease office space at our 600 Lexington Avenue address. The lease is on a month to month basis at a rate of $3,500 per month. The lease may be terminated by either party by giving 3 months advance notice of the intention to terminate such lease.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A. Identification of Directors and Executive Officers. The current directors will serve for a term of 3 years or until their respective successor(s) are elected and qualified. The officers of the Company will serve until their resignation or until their successors are duly appointed.

Name	Age	Position
William Samuels	66	Executive Chairman of the Board of Director
William Frank	60	Chief Executive, Director
Brian Falkenhainer	48	President, Chief Technology Officer and Director
Doug Greenwood	47	Director
Ernest Testa	59	Executive Vice-President and Chairman of the Advisory Board

B. Family Relationships.

None.

C. Business Experience

William C. Samuels. Mr. Samuels is the Executive Chairman of the Board of Directors, and an initial founder of the company in 2004. Mr. Samuels was formerly Chairman, CEO and CEO Emeritus of ACTV, Inc., a digital media company from 1989 to 2003. In July 2003, ACTV merged with a Liberty Media affiliate, Open TV Corp. During his tenure as CEO, Mr. Samuels took the company public and raised over $200 million for ACTV. Mr. Samuels is well known as a pioneer and innovator in the development of unique technologies. Prior to joining ACTV, Mr. Samuels co-founded and built a worldwide productivity consulting company, which was brought public at a $220 million valuation. Samuels is a graduate of the Massachusetts Institute of Technology and has a Juris Doctor from the Harvard Law School.

William Frank. Mr. Frank is the Chief Executive Officer, a member of the Board of Directors of Resonant since 2004, and was an initial founder of the Company in 2004. He has over 20 years experience as a strategic consultant managing complex sales strategies with Fortune 1000 corporations and has managed multiple successful start-ups from concept to exit. Mr. Frank spent eighteen years, from 1974 to 1992 working with The Alexander Proudfoot Company, an international productivity-consulting group. The Company went public in 1987. He initially was a founder of The Alexander Proudfoot Company's Brazilian division and later served as its President, and subsequently as president of the European Division. His last position with Proudfoot was President of the North American Division with revenues of $100 million. Mr. Frank was recruited to ACTV, Inc. to be the CEO of the ACTV educational software division. He built its innovative online software application, eSchool Online and sold the Company to Harcourt Education. ACTV was sold to OpenTV Corp, an affiliate of Liberty Media in July of 2003. Mr. Frank was on the Management Board of Alexander Proudfoot, and was on the board of ACTV and Cognitive Arts Corp. Mr. Frank holds a BA from the University of Missouri.

Brian Falkenhainer. Dr. Brian Falkenhainer, Founder, President, Chief Technology Officer and member of the Board of Directors of Resonant since 2003, completed the original research that led to the conceptual breakthroughs supporting the Company and its Technology. He also managed the first successful applications of the concepts while at Xerox. At Xerox Corporation, he developed a new knowledge sharing and document services e-commerce business to serve the global document marketplace, founded Xerox' DocuShare business, and ran Xerox' Document Management product lines. DocuShare is the global, multi-million dollar flagship of Xerox' knowledge suite of products and was named "Knowledge Management Product of the Year" by KM World. Dr. Falkenhainer began his tenure with Xerox at the Palo Alto Research Center (PARC), where he led research projects in artificial intelligence related to constraint-based computing, statistical induction, and diagnosis. Dr. Falkenhainer holds a B.S. in Engineering Physics from Santa Clara University, and M.S. and Ph.D. degrees in Computer Science from the University of Illinois, Urbana-Champaign.

Doug Greenwood. Mr. Greenwood is a member of Resonant's Board of Directors and has served as Director of Pickwick Capital Partners, LLC since 2005. Mr. Greenwood brings over 25 years of corporate finance experience to the company. Mr. Greenwood spent 13 years at Deutsch Bank Alex Brown. He has held senior positions at Chemical Bank and Brown Brothers Harriman. Most recently, Mr. Greenwood served as the President of Trautman Wasserman & Co. He is on the board of the Arizona Venture Technology Fund, International Venture Fund I, Promia Inc and Integrated Fundraising & Marketing Solutions Inc. Mr. Greenwood is a graduate of Princeton University.

Ernest Testa. Mr. Testa is the Executive Vice President and Chairman of the Advisory Committee of Resonant Software, Inc. since 2004 Mr. Testa was with the Prudential Insurance Company of America for nearly 30 years and served as Vice President & Operations Executive for the company for approximately five years. In that capacity he managed a staff of more than 2,200 employees, including approximately 600 underwriters, and was responsible for all new business and life insurance underwriting for the company.
He is an Associate of the Health Insurance Association of America, and holds a Certificate of Proficiency from the Academy of Life Underwriting. He is a NASD Registered Representative and a Registered Principal. He is past President of the Home Office Life Underwriters Club of Greater New York. Has served on the Executive Council of the Home Office Life Underwriters Association and was later elected as the association's 60th President. He has held the position of Chairman of Finance of the International Underwriting Congress. In addition, he has served on the Board of Gibraltar Laboratories, and on various industry organization advisory boards. He has served on the ACLI's Privacy Committee, and is currently a member of several Study and Advisory Groups in North America. He has written extensively on a variety of Risk Classification and management topics. His articles and commentaries have appeared in the National Underwriter, On the Risk, NAILBA Magazine, The Journal of Insurance Medicine and LOMA's Resource Magazine. Mr. Testa received a BS in Business Administration from The College of New Jersey (formerly Trenton State College).

D. Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

REMUNERATION OF DIRECTORS AND OFFICERS

Below is the aggregate annual remuneration of the persons who are officers/directors of the Company during the last fiscal year.

Name	*Capacities in which remuneration was received*	*Aggregate amount of remuneration(For Year Ending 2007)*	*Aggregate amount of remuneration(For Period Ending November 30, 2008)*
William Samuels	Executive Chairman of the Board of Directors	$0	$0
William Frank	Chief Executive Officer	$194,897.60	$71,000.00
Brian Falkenhainer	Chief Technology Officer	$157,774.08	$71,107.57
Doug Greenwood	Director	$0	$0
Ernest Testa	Executive Vice President	$31,250.00	$20,010.71

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Below is a table setting forth the beneficial ownership of each of the Company's highest paid officers and directors and each shareholder who owns more than 10% of the Company's securities as of March 19, 2009.

Name and Address of Owner	**Title of Class**	**Amount owned before and after the offering**	**Percent of Class**
William Samuels	Class A Common Stock	2,924,268	10.39%
	Class B Common Stock	16,667	33.3%
	Warrants	4,076,000	N/A
	Options to Purchase Class A Common Stock	205,173	N/A
William Frank	Class A Common Stock	1,840,000	6.54%
	Class B Common Stock	16,666	33.3%
	Options to Purchase Class A Common Stock	1,660,000	N/A
Brian Falkenhainer	Class A Common Stock	6,348,000	22.55%

	Class B Common Stock	16,666	33.3%
	Options to Purchase Class A Common Stock	652,000	N/A
Douglas Greenwood	Class A Common Stock	87,400	0.31%
	Options to Purchase Class A Common Stock	500,000	N/A
Ernest Testa	Class A Common Stock	815,733	2.90%
8701 Opportunity Fund I, LP	Class A Common Stock	3,786,648	13.45%
8701 Opportunity Fund II, LP	Class A Common Stock	2,297,497	8.16%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Our President, Chief Technology Officer and director, Brian Falkenhainer, is currently owed $10,621 by the Company for loans previously extended by him to the Company.

William Samuels, the Company's Executive Chairman, has previously granted the Company loans in the aggregate amount of $1,002,892.

One of our directors, Doug Greenwood has also loaned an aggregate of $108,095 to the Company.

The loans granted by the officers and directors named above earn interest at rates between 9% to 15% and are payable in equal amounts on January 1, 2010, July 1, 2010 and January 1, 2011.

Except as otherwise indicated above, there have been no related party transactions, or any other transactions or relationships.

SECURITIES TO BE OFFERED

(a) Common Stock

The Company is offering a minimum of 2,000,000 and a maximum of 100,000,000 shares of its Class A common stock, par value $0.00001 to the public at $0.05 per share. A minimum of $100,000 and a maximum of $5,000,000 will be received from the offering.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 290,050,000 shares of stock, consisting of 250,000,000 Class A Common stock, par value $.00001 per share, 50,000 shares of Class B Common Stock, par value $.00001 per share (collectively, the "Common Stock"), and 40,000,000 shares of preferred stock, par value $.00001 per share. As of March 19, 2009, 28,155,626 shares of Class A Common Stock were issued and outstanding and 50,000 shares of Class B

common stock were issued and outstanding. No shares of the Company's preferred stock are outstanding as of March 19, 2009.

All outstanding shares of Class A Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to ten thousand votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

(b) Debt Securities.

None.

(c) Other Securities to be Registered.

None.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER

The Company's common stock is not trading on any stock exchanges. The Company is not aware of any market activity in its stock since its inception through the date hereof.

As of March 19, 2009, there are 82 record stockholders of 28,155,626 shares of the Company's Class A common stock and 3 record stockholders of 50,000 shares of the Company's Class B common stock.

The Company has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

LEGAL PROCEEDINGS

There are not presently any material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

There are not and there have been no disagreements between the Company and its accountants on any matter of accounting principles, practices and financial statement disclosures.

RECENT SALES OF UNREGISTERED SECURITIES

The Company issued 28,155,626 shares of Class A common stock and 50,000 shares of Class B common stock to its various shareholders under the exemption for registration provided under Section 4(2) of the Securities Act. The purchasers of the Company's securities represented in writing that they are "Accredited Investors" and that they acquired the securities for their own account. A legend was places on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefore.

PART F/S

RESONANT SOFTWARE, INC.
Table of Contents
December 31, 2008

Page

FINANCIAL STATEMENTS

RESONANT SOFTWARE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Resonant Software
Balance Sheet
As of December 31, 2007

		Total
ASSETS		
Current Assets		
Cash	$	119,075.57
Accounts Receivable		46,250.00
Other Current Assets		213.75
Total Other Current Assets		165,539.32
Total Current Assets		165,539.32
Fixed Assets		
Equipment & Furniture		2,578.25
Depreciation		(645.43)
Total Fixed Assets		1,932.82
Other Assets		
Organizational Costs		4,752.00
Accumulated Amortization		(3,325.00)
Total Organizational Costs		1,427.00
Total Other Assets		3,359.82
TOTAL ASSETS	$	168,899.14
LIABILITIES AND EQUITY		
Accounts Payable & Other Accruals	$	315,450.65
Deferred Compensation		229,913.86
Notes Payable - Short Term		355,300.00
Deferred Revenues		210,000.00
Accrued Interest Notes Payable		24,987.46
Total Current Liabilities		1,135,651.97
Long Term Liabilities		
Bridge Notes		296,000.00
Accrued Bridge Note Interest		55,834.15
Dividends Payable		281,558.28
Total Long Term Liabilities		633,392.43
Total Liabilities		1,769,044.40
Stockholders Equity		
Common Stock		9,194.49
Common Stock - APIC		2,020,739.04
Total Common Stock		2,029,933.53
Preferred Stock Class A		1,525.00
Pref. Stock 'A' -APIC		845,850.00
Total Preferred Stock Class A		847,375.00
Preferred Stock Class B		435.00
Pref. Stock 'B'-APIC		361,065.25
Total Preferred Stock Class B		361,500.25
Retained Earnings		(4,838,954.04)
Total Equity		(1,600,145.26)
TOTAL LIABILITIES AND EQUITY	$	168,899.14

The accompanying notes are an integral part of these financial statements.

Resonant Software
Profit & Loss
January - December 2007

	Total
Income	
License Fees	$ 75,000.00
Service Fees	171,153.80
Total Income	**246,153.80**
Cost of Sales	**148,822.00**
Gross Profit	**97,331.80**
Wages and Compensation	985,251.87
Selling, General and Administrative	627,027.48
Total Expenses	**1,612,279.35**
Net Operating Income	**(1,514,947.55)**
Other Income / Expenses	
Amortization	950.00
Depreciation	483.00
Dividend	84,411.09
Interest	44,017.80
Total Other Expenses	**129,861.89**
Net Income	**$ (1,644,809.44)**

The accompanying notes are an integral part of these financial statements.

Resonant Software
Statement of Shareholders' Equity
January - December 2007

	Common Shares	Preferred Class A Shares	Preferred Class B Shares	Total Shares	Common Shares Par Value $0.001	Preferred Class A Shares Par Value $0.001	Preferred Class B Shares Par Value $0.001	Additional Paid In Capital	Retained Earnings	Total Equity
Beginning Balance as of January 1, 2007	7,829,023	1,525,000	200,001	9,554,024	7,829.02	1,525.00	200.00	2,373,926.34	(3,194,144.60)	(810,664.24)
Sales of Equity	1,365,470	-	235,000	1,600,470	1,365.47		235.00	853,727.95		855,328.42
Net Loss				-					(1,644,809.44)	(1,644,809.44)
	9,194,493	1,525,000	435,001	11,154,494	9,194.49	1,525.00	435.00	3,227,654.29	(4,838,954.04)	(1,600,145.26)

The accompanying notes are an integral part of these financial statements.

Resonant Software
Statement of Cash Flows
January - December 2007

Cash Flows used for Operating Activities:		
Net Income	$	(1,644,809.44)
Adjustments to reconcile Net Income to Net Cash Used for Operations:		
Amortization and Depreciation		1,433.00
Increase in Accounts Receivable		(46,250.00)
Drecrease in Other Assets		2,486.25
Increase in Accounts Payable and Other Accruals		230,545.66
Increase in Deferred Revenues		210,000.00
Increase in Interest and Dividends Payable		121,136.12
Net Cash used for Operating Activities		(1,125,458.41)
Cash Flows used for Investing Activities:		
Purchases of Property and Equipment		(953.99)
Net Cash used for Investing Activities		(953.99)
Cash Flows provided by Financing Activities:		
Net Proceeds from Debt Financing		245,300.00
Net Proceeds from Equity Financing		855,328.42
Net Cash provided by Investing Activities		1,100,628.42
Net Decrease in Cash		(25,783.98)
Cash January 1, 2007		144,859.55
Cash December 31, 2007		119,075.57

The accompanying notes are an integral part of these financial statements.

RESONANT SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION:

A. Nature of Business:

Resonant Software™, and its wholly owned subsidiary Resonant Technologies is a Delaware Corporation. Resonant Software is a breakthrough patent pending technology designed to manage and control complex decision-based work processes. The software strategy was the result of research completed by Dr. Brian Falkenhainer, the Company's founder, President, and Chief Technology Officer.

B. Property and Equipment:

Property and equipment are carried at cost. Expenditures for replacements are capitalized and the replaced items retired. Maintenance and repairs are charged to operations. Gains and losses from the sale of property and equipment, if any, are included in income. Depreciation is calculated over the estimated useful lives using straight line methods. At December 31, 2007 equipment and furniture costs were $2,578 with associated accumulated depreciation of $645, and current year depreciation expense of $483.

C. Organizational Costs

Organizational Costs are carried at cost. Amortization is calculated over the estimated useful lives using straight line methods. At December 31, 2007 organizational costs were $4,752 with associated accumulated amortization of $3,325 and current year amortization expense of $950.

D. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Accounts Receivable:

Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2007, no allowance for uncollectible accounts was considered necessary.

F. Deferred Revenues:

Deferred revenues are funds that have been collected from clients before revenues are earned or services performed. At December 31, 2007, the balance of deferred revenues was $210,000.

G. Cost of Sales:

Cost of Sales is a combination of commissions and subcontractor costs at December 31, 2007.

Commissions	$83,450
Subcontractor	65,372
Total	$148,822

2. Accounts Payable and Other Accruals

The Company accrues expenses as incurred in the period of benefit in accordance with obligations made and generally accepted accounting principals.

3. Shareholders' Equity

A. Common Shares

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of stock, consisting of 20,000,000 Common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

As of December 31, 2007, 9,194,493 shares of Common Stock were issued and outstanding.

B. Preferred Shares

The Company is authorized to issue an aggregate of 10,000,000 shares of preferred stock, par value $.001 per share.

As of December 31, 2007, 1,525,000 shares of Preferred Class A Stock were issued and outstanding and there were 435,001 shares of Preferred Class B Stock were issued and outstanding.

4. Loans Payable

As of December 31, 2008 Short Term Notes and related accrued interest was $355,300.00 and $24,987.46, respectively. For the date Short Term Notes and related accrued interest was $296,000.00 and $55,834.15.

5. Rent

We lease office space at our 11875 Dublin Boulevard, Suite A-202 Dublin, California address. The lease is at a rate of $2,494 per month. The lease expires in 2008.

6. Supplemental Disclosure of Cash Flow Information:

Cash Paid for:	
Dividends	$0
Interest	0
Total	$0

7. Involvement in Certain Legal Proceedings:

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

8. Options and Warrants:

The 2003 Employee Stock Option Plan has a total authorized option shares of 2,150,000 shares. As of December 31, 2007 there are 1,580,084 outstanding option shares and 447,750 exercised options and restricted share grants for a total of 2,027,834 option shares granted. As of December 31, 2007 there are 122,166 option shares available in the 2003 Employee Stock Option Plan.

As of December 31, 2007 outstanding warrants total 1,909,312 for a total of outstanding options and warrants of 3,489,396 option / warrant shares.

9. Need for Additional Funds; Resulting Dilution:

The Company's cash requirements will be significant. The Company may seek additional funds through debt or equity to maintain its operations. The raising of additional funds may result in significant dilution or reduction in the value of the common stock offered or in the value of the underlying Common Stock due to either a capital raise or a reverse stock split. The Company's ability to operate is dependent upon sufficient capital. Accordingly, the Company anticipates that it will, at the appropriate time, increase its capital base.

10. Dividends:

No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits,

if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

11. Subsequent Events:

There have been no Subsequent events.

RESONANT SOFTWARE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Resonant Software
Balance Sheet
As of December 31, 2008

		Total
ASSETS		
Current Assets		
Cash	$	5,150.95
Accounts Receivable		-
Other Current Assets		-
Total Other Current Assets		5,150.95
Total Current Assets		5,150.95
Fixed Assets		
Equipment & Furniture		2,578.25
Depreciation		(1,128.43)
Total Fixed Assets		1,449.82
Other Assets		
Organizational Costs		4,752.00
Accumulated Amortization		(4,275.00)
Total Organizational Costs		477.00
Total Other Assets		1,926.82
TOTAL ASSETS	$	7,077.77
LIABILITIES AND EQUITY		
Accounts Payable & Other Accruals	$	438,428.67
Accrued Salaries		605,377.18
Notes Payable - Short Term		1,246,610.00
Accrued Interest Notes Payable		178,083.22
Total Current Liabilities		2,468,499.07
Long Term Liabilities		
Dividends Payable		332,570.63
Total Long Term Liabilities		332,570.63
Total Liabilities		2,801,069.70
Stockholders Equity		
Common Stock Class A		221.56
Common Stock Class B		0.50
Common Stock - APIC		2,601,307.55
Total Common Stock		2,601,529.61
Preferred Stock Class A		15.25
Pref. Stock 'A' -APIC		847,359.75
Total Preferred Stock Class A		847,375.00
Retained Earnings		(6,242,896.54)
Total Equity		(2,793,991.93)
TOTAL LIABILITIES AND EQUITY	$	7,077.77

The accompanying notes are an integral part of these financial statements.

Resonant Software
Profit & Loss
January - December 2008

	Total
Income	
License Fees	$ 74,560.00
Service Fees	285,710.57
Total Income	**360,270.57**
Cost of Sales	**308,691.40**
Gross Profit	**51,579.18**
Wages and Compensation	701,954.01
Selling, General and Administrative	546,888.71
Total Expenses	**1,248,842.72**
Net Operating Income	**(1,197,263.54)**
Other Income / Expenses	
Amortization	950.00
Depreciation	483.00
Dividend	107,108.19
Interest	96,836.33
Total Other Expenses	**205,377.52**
Net Income	**$ (1,402,641.06)**

The accompanying notes are an integral part of these financial statements.

Resonant Software
Statement of Shareholders' Equity
January - December 2007 and 2008

	Common Class A Shares	Common Class B Shares	Preferred Class A Shares	Preferred Class B Shares	Total Shares	Common Class A Par Value	Common Class B Par Value	Preferred Class A Shares Par Value	Preferred Class B Shares Par Value	Additional Paid In Capital	Retained Earnings	Total Equity
Beginning Balance as of January 1, 2007	7,829,023	-	1,525,000	200,001	9,554,024	7,829.02	-	1,525.00	200.00	2,373,926.34	(3,194,144.60)	(810,664.24)
Sales of Equity	1,365,470	-	-	235,000	1,600,470	1,365.47			235.00	853,727.95		855,328.42
Net Loss											(1,646,110.88)	(1,646,110.88)
	9,194,493	-	1,525,000	435,001	11,154,494	9,194.49	-	1,525.00	435.00	3,227,654.29	(4,840,255.48)	(1,601,446.70)
Sales of Equity / Issuance of Shares	1,746,833	50,000		159,000	1,955,833		0.50		159.00	153,841.00		154,000.50
Conversion of Preferred Class B to Common Class A Shares	2,023,584			(594,001)	1,429,583	20.23			(594.00)	56,669.10		56,095.33
Adjustment of Par Value of Stock from $0.001 to $0.00001						(9,085.07)		(1,509.75)		10,594.82		-
Stock Split	9,190,716				9,190,716	91.91				(91.91)		-
Net Loss											(1,402,641.06)	(1,402,641.06)
	22,155,626	50,000	1,525,000	-	23,730,626	221.56	0.50	15.25	-	3,448,667.30	(6,242,896.54)	(2,793,991.93)

The accompanying notes are an integral part of these financial statements.

Resonant Software
Statement of Cash Flows
January - December 2008

Cash Flows used for Operating Activities:	
Net Income	$ (1,402,641.06)
Adjustments to reconcile Net Income to Net Cash Used for Operations:	
Amortization and Depreciation	1,433.00
Decrease in Accounts Receivable	46,250.00
Decrease in Other Assets	213.75
Increase in Accounts Payable and Other Accruals	497,140.40
Decrease in Deferred Revenues	(210,000.00)
Increase in Interest and Dividends Payable	148,273.96
Net Cash used for Operating Activities	(919,329.95)
Cash Flows used for Investing Activities:	
Purchases of Property and Equipment	-
Net Cash used for Investing Activities	-
Cash Flows provided by Financing Activities:	
Net Proceeds from Debt Financing	595,310.00
Net Proceeds from Equity Financing	210,095.33
Net Cash provided by Investing Activities	805,405.33
Net Decrease in Cash	(113,924.62)
Cash January 1, 2007	119,075.57
Cash December 31, 2007	5,150.95

RESONANT SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. SIGNIFICANT ACCOUNTING POLICIES AND GENERAL INFORMATION:

A. Nature of Business:

Resonant Software™, and its wholly owned subsidiary Resonant Technologies is a Delaware Corporation. Resonant Software is a breakthrough patent pending technology designed to manage and control complex decision-based work processes. The software strategy was the result of research completed by Dr. Brian Falkenhainer, the Company's founder, President, and Chief Technology Officer.

B. Property and Equipment:

Property and equipment are carried at cost. Expenditures for replacements are capitalized and the replaced items retired. Maintenance and repairs are charged to operations. Gains and losses from the sale of property and equipment, if any, are included in income. Depreciation is calculated over the estimated useful lives using straight line methods. At December 31, 2008 equipment and furniture costs were $2,578 with associated accumulated depreciation of $1,128, and current year depreciation expense of $483.

C. Organizational Costs

Organizational Costs are carried at cost. Amortization is calculated over the estimated useful lives using straight line methods. At December 31, 2008 organizational costs were $4,752 with associated accumulated amortization of $4,275 and current year amortization expense of $950.

D. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Accounts Receivable:

Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2008, no allowance for uncollectible accounts was considered necessary.

F. Cost of Sales:

Cost of Sales is a combination of wages, commissions, and subcontractor costs at December 31, 2008.

Wages	$276,302
Commissions	22,372
Subcontractor	10,017
Total	$308,691

2. Accounts Payable and Other Accruals

The Company accrues expenses as incurred in the period of benefit in accordance with obligations made and generally accepted accounting principals.

3. Shareholders' Equity

A. Common Shares

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 290,050,000 shares of stock, consisting of 250,000,000 Class A Common stock, par value $.00001 per share, 50,000 shares of Class B Common Stock, par value $.00001 per share (collectively, the "Common Stock"), and 40,000,000 shares of preferred stock, par value $.00001 per share. During 2008 after the approval of both the Board of Directors and a majority of shareholders the par value of the common stock for all classes was changed from $0.001 to $0.00001.

As of December 31, 2008, shares of Class A Common Stock were issued and outstanding and 50,000 shares of Class B common stock were issued and outstanding.

All outstanding shares of Class A Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to ten thousand votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

B. Preferred Shares

The Company is authorized to issue an aggregate of 40,000,000 shares of preferred stock, par value $.00001 per share. During 2008 after the approval of both the Board of Directors and a majority of shareholders the par value of the preferred stock for all classes was changed from $0.001 to $0.00001.

After the approval of the Board of Directors on December 17, 2008 a majority of Preferred Class B shareholders approved the conversion into common shares. All Preferred Class B capital invested and dividends accrued effectively converted on that day into 2,023,584 shares of Common Class A shares.

As of December 31, 2008, 1,525,000 shares of Preferred Class A Stock were issued and outstanding and there were no shares of Preferred Class B Stock were issued and outstanding.

After the approval of the Board of Directors on October 15, 2008 a majority of Preferred Class A shareholders approved the conversion into common shares on November 25, 2008. As a subsequent event, all Preferred Class A capital invested and dividends accrued converted into 6,000,000 shares of Common Class A shares on February 2, 2009 with the initial filing of Resonant Software, Inc. Form 1-A with the SEC, which was a triggering event for the conversion.

4. Loans Payable

As of December 31, 2008 Short Term Notes and related accrued interest are $1,246,610 and $178,083.22, respectively. All of the Short Term Notes are or will be due in 2009.

5. Rent

We lease office space at our 600 Lexington Avenue address. The lease is on a month to month basis at a rate of $3,500 per month. The lease may be terminated by either party by giving 3 months advance notice of the intention to terminate such lease.

6. Supplemental Disclosure of Cash Flow Information:

Cash Paid for:	
Dividends	$0
Interest	0
Total	$0

7. Involvement in Certain Legal Proceedings:

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

8. Options and Warrants:

The 2003 and 2008 Employee Stock Option Plan has total authorized option shares of 3,000,000 and 20,000,000 shares, respectively. As of December 31, 2008 there are 318,250 outstanding option shares and 887,750 exercised options and restricted share grants for a total of 1,206,000 option shares granted. As of December 31, 2008 there are 1,794,000 option shares available in the 2003 Employee Stock Option Plan and 20,000,000 in the 2008 Employee Stock Option Plan.

As of December 31, 2008 outstanding warrants total 2,448,869 for a total of outstanding options and warrants of 2,767,119 option / warrant shares.

9. Need for Additional Funds; Resulting Dilution:

The Company's cash requirements will be significant. The Company may seek additional funds through debt or equity to maintain its operations. The raising of additional funds may result in

significant dilution or reduction in the value of the common stock offered or in the value of the underlying Common Stock due to either a capital raise or a reverse stock split. The Company's ability to operate is dependent upon sufficient capital. Accordingly, the Company anticipates that it will, at the appropriate time, increase its capital base.

10. Dividends:

No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

11. Subsequent Events:

After the approval of the Board of Directors on October 15, 2008 a majority of Preferred Class A shareholders approved the conversion into common shares on November 25, 2008. As a subsequent event, all Preferred Class A capital invested and dividends accrued converted into 6,000,000 shares of Common Class A shares on February 2, 2009 with the initial filing of Resonant Software, Inc. Form 1-A with the SEC, which was a triggering event for the conversion.

PART III - EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation.
1.2	By-Laws.
10.1	Form of Subscription Agreement for Series A Common Stock
10.2	Form of Subscription Agreement for Series B Common Stock

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2009

RESONANT SOFTWARE, INC.



By: ____________________
William Frank,
Chief Executive Officer



By: ____________________
William Samuels,
Chairman of the Board



By: ____________________
Brian Falkenhainer,
Director



By: ____________________
Doug Greenwood,
Director

Exhibit 1.1

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "RESONANT SOFTWARE, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF APRIL, A.D. 2002, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3512751 8100

020231282

AUTHENTICATION: 1715202

DATE: 04-11-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/10/2002
020231282 – 3512751

CERTIFICATE OF INCORPORATION

OF

RESONANT SOFTWARE, INC.

The name of the corporation is:

RESONANT SOFTWARE, INC.

1. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

2. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

3. The total number of shares of all classes of stock that the corporation shall have authority to issue is 1,000 shares, all of which are Common Stock with a par value of $0.001.

4. The name and mailing address of the sole incorporator is:

James L. Morrone
Latham & Watkins
135 Commonwealth Drive
Menlo Park, California 94025

5. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the corporation.

6. Election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

7. No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for

liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, herein declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 9th day of April, 2002.



James L. Morrone
Sole Incorporator

SV_DOCS\119825.1[W2000]

Exhibit 1.2

BYLAWS

OF

RESONANT SOFTWARE, INC.

TABLE OF CONTENTS

BYLAWS

OF

RESONANT SOFTWARE, INC.

ARTICLE I.

OFFICES

Section 1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II.

MEETINGS OF STOCKHOLDERS

Section 1. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the corporation.

Section 2. The annual meeting of stockholders shall be held each year on a date and a time designated by the Board of Directors. At each annual meeting directors shall be elected and any other proper business may be transacted.

Section 3. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

Section 4. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes, or the Certificate of Incorporation, or these Bylaws, a different vote is

required in which case such express provision shall govern and control the decision of such question.

Section 5. At each meeting of the stockholders, each stockholder having the right to vote may vote in person or may authorize another person or persons to act for him by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three years prior to said meeting, unless said instrument provides for a longer period. All proxies must be filed with the Secretary of the corporation at the beginning of each meeting in order to be counted in any vote at the meeting. Each stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the corporation on the record date set by the Board of Directors as provided in Article V, Section 6 hereof. All elections shall be had and all questions decided by a plurality vote.

Section 6. Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

Section 8. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 9. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting

at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing

ARTICLE III.

DIRECTORS

Section 1. The number of directors which shall constitute the whole Board shall be not less than three (3) nor more than five (5). The first Board shall consist of three (3) directors. The directors need not be stock holders. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified; provided, however, that unless otherwise restricted by the Certificate of Incorporation or by law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the stock represented and entitled to vote thereat.

Section 2. Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The property and business of the corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The directors may hold their meetings and have one or more offices, and keep the books of the corporation outside of the State of Delaware.

Section 5. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 6. Special meetings of the Board of Directors may be called by the Chief Executive Officer on forty-eight hours' notice to each director, either personally or by mail or by

telegram; special meetings shall be called by the Chief Executive Officer or the Secretary in like manner and on like notice on the written request of two directors unless the Board consists of only one director; in which case special meetings shall be called by the Chief Executive Officer or Secretary in like manner or on like notice on the written request of the sole director.

Section 7. At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum.

Section 8. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 9. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

COMMITTEES OF DIRECTORS

Section 10. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the Bylaws of the corporation; and,

unless the resolution or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 11. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 12. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

INDEMNIFICATION

Section 13. (a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was

brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the corporation shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the manner provided in paragraph (d) upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Section 13.

(f) The indemnification provided by this Section 13 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section 13.

(h) For the purposes of this Section 13, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of

such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

ARTICLE IV.

OFFICERS

Section 1. The officers of this corporation shall be chosen by the Board of Directors and shall include a President, a Secretary, and a Treasurer. The corporation may also have at the discretion of the Board of Directors such other officers as are desired, including a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide.

Section 2. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the corporation.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws. If there is no President or Chief Executive Officer, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article IV.

CHIEF EXECUTIVE OFFICER

Section 7. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the Chief Executive Officer of the corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of corporations, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

PRESIDENT

Section 8. In the absence or disability of the Chief Executive Officer, or if there be none, the President shall perform all the duties of the Chief Executive Officer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The President shall have such other duties as from time to time may be prescribed by the Board of Directors.

VICE PRESIDENTS

Section 9. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors.

SECRETARY AND ASSISTANT SECRETARY

Section 10. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these Bylaws. He shall keep in safe custody the seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 11. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, or if there be no such determination, the Assistant Secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

TREASURER AND ASSISTANT TREASURER

Section 12. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 13. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, the Assistant Treasurer designated by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE V.

CERTIFICATES OF STOCK

Section 1. Every holder of stock of the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the Chief Executive Officer, President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer of the corporation, certifying the number of shares represented by the certificate owned by such stockholder in the corporation.

Section 2. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 3. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

LOST, STOLEN OR DESTROYED CERTIFICATES

Section 4. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 5. Upon surrender to the corporation, or the transfer agent of the corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders, or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 7. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE VI.

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

NOTICES

Section 6. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail,

addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 7. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed to be equivalent.

ANNUAL STATEMENT

Section 8. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE VII.

AMENDMENTS

Section 1. These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

Exhibit 10.1

Securities Purchase Agreement

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made this day ______________, 2008 (the "Effective Date") by and between Resonant Software, Inc., a Delaware corporation, with a principal place of business at 600 Lexington Avenue, 10th Floor, New York, NY 10022 ("Resonant"), and the undersigned investor (the "Investor").

WITNESETH

WHEREAS, Resonant seeking to raise up to $2,000,000 through the sale of shares of its Class A Common Stock par value $.001 per share, (the "Common Stock") in a private placement (the "Private Placement") to qualified investors (collectively, the "Investors" and each, an "Investor");

WHEREAS, Resonant wishes to induce the Investor to purchase the Common Stock and the Investor wishes to purchase such Shares, subject to the terms and conditions set forth herein, in the principal amount set forth on the signature page of this Agreement;

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The Purchase. Subject to the terms and conditions set forth herein, the Investor desires to purchase from Resonant ____________ shares of Common Stock. The Investor will transmit the purchase price of $0.75 per share of Common Stock to the Company by check or wire transfer, and execute and deliver this Agreement and the other related documents identified in this Agreement. By executing this Agreement, Investor acknowledges that Investor has received and carefully reviewed a copy of the Confidential Private Offering Memorandum, dated July 10, 2006, relating to the Private Placement (the "Offering Memorandum"). Only subscriptions for whole shares will be accepted.

2. The Common Stock. The Common Stock shall be evidenced by a certificate for the Common Stock in favor of the Investor (a "Certificate"). The Common Stock will be subject to the terms as described in the Certificate of Designation of Preferences, Rights and Limitations of the Common, a copy of which has been delivered to the Investor.

Mutual Deliveries; Acceptance of Subscriptions.

This Private Placement is being made to each Investor as an "Accredited Investor," as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

The Investments are being offered on by Resonant on a best-efforts basis. The Common Stock will be offered for a period which shall commence on the date of the primate placement memorandum and will continue until November 15, 2006, and which may be extended by the Company for up to a 90-day increment (the "Offering Period"). The Common Stock is being offered without any minimum sale required by the Company. Since no minimum sale is required, subscription payments will be deposited by the Company when accepted and will be available for immediate use by the Company.

Upon the delivery by the Investor of the proceeds to Resonant, and the Investor's delivery to Resonant of (i) an originally executed copy of this Agreement, (ii) an executed original of the Purchaser Questionnaire and Statement in the form attached hereto (the "Purchaser Statement"), and (iii) a copy of the Resonant, Inc. Common Stock Investors' Rights Agreement duly executed by the Investor, Resonant shall, in its sole discretion, either accept or reject the Investor's subscription. In the event that Resonant rejects the Investor's subscription for any reason whatsoever, Resonant shall return any payments delivered by the Investor, along with any subscription documents executed by the Investor, to such Investor, without interest or deduction, within thirty (30) days of rejection and this Agreement shall be deemed to be null and void and of no further force or effect. The Investor's subscription shall not be deemed to have been accepted by Resonant until accepted by Resonant as evidenced by its signature hereto, even if Investor's check has been deposited into Resonant's accounts. In the event the Investor's subscription is accepted, Resonant shall then deliver, in a timely and reasonable manner, to the Investor, or to the designated representative of such Investor, an originally executed Certificate and an executed copy of this Agreement.

Execution and delivery of this Agreement shall constitute a binding offer to purchase the Investment by the undersigned which may be accepted or rejected by Resonant in its sole discretion, but which may not be revoked without Resonant's prior written consent.

Representations and Warranties of the Investor. By executing this Agreement the Investor makes the following representations, declarations, warranties and covenants to Resonant, with the intent and understanding that Resonant will rely thereon:

The Investor has the power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Investor. This Agreement has been duly executed and delivered by the Investor and constitutes valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to the application of equitable principles in any proceeding (legal or equitable).

The execution, delivery and performance by the Investor of this Agreement and the consummation of the transactions contemplated hereby do not and will not breach or constitute a default under any applicable law or regulation or of any agreement, judgment, order, decree or other instrument binding on the Investor.

The Investor acknowledges that it has received and carefully read the Offering Memorandum, has based its decision to invest on the information contained in this Agreement and the Offering Memorandum and has not been furnished with any other offering literature or prospectus.

Investor acknowledges that Investor has read, understood and is familiar with the risk factors contained in the Memorandum, is familiar with the risks attending investment of this type, has determined that a purchase of the Investment is consistent with Investor's investment objectives and reasonable in relation to the Subscriber's net worth and financial needs.

Investor is acquiring the Investment for Investor's own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution thereof in whole or in part, and no other person has a direct or indirect beneficial interest in such Investment. Further, Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant an interest in the Investment to any third person.

The Common Stock issued shall bear a legend to the following effect:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SHARES, NOR ANY INTEREST THEREIN, MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE.

Investor acknowledges his understanding that the Private Placement and sale of the Investment is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D promulgated thereunder ("Regulation D"). In furtherance thereof, Investor represents and warrants to and agrees with Resonant and its affiliates as follows:

- Investor is an "accredited investor" as that term is defined in Rule 501 of Regulation D; the information contained in the Purchaser Statement is complete, accurate and true in all respects; Investor is experienced in making investments of the kind described in this Agreement; Investor is able, by reason of the business and financial experience of the Investor and its professional advisors (who are not affiliated with or compensated in any way by Resonant or any of its affiliates or selling agents), to protect Investor's own interests in connection with the transactions described in this Agreement; and
- Investor has the financial ability to bear the economic risk of Investor's investment, has adequate means for providing for Investor's current needs and personal contingencies, has no need for liquidity with respect to Investor's investment in Resonant, and is able to afford the entire loss of Investor's investment in Resonant.

The Investor acknowledges that all material documents, records and books pertaining to this Private Placement have, on its oral or written request, been made available to the Investor and to its advisors. The Investor acknowledges that Resonant has made available to the Investor

the opportunity to ask questions of, and receive answers from, Resonant concerning the terms and conditions of the Private Placement and to obtain any additional information, to the extent that Resonant possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information given to the Investor or otherwise to make an informed investment decision.

The Investor specifically acknowledges he, she or it is investing in a startup company with limited operating history. The Investor has had the opportunity to ask for and receive sufficient information to make an informed decision regarding this investment.

The Investor believes the Investor satisfies any suitability or other applicable requirements of the Investor's state of residence and/or the state in which the Common Stock are purchased.

The Investor's overall commitment to investments which are not readily marketable is not disproportionate to the Investor's net worth; the Investor's investment in Resonant will not cause such overall commitment to become excessive; and the Investor can afford to bear the loss of the Investor's entire investment in Resonant.

The Investor acknowledges that no general solicitation or general advertising (including communications published in any newspaper, magazine or other broadcast) has been received by the Investor and that no public solicitation or advertisement with respect to the offering of the Common Stock has been made to the Investor.

Investor understands that an investment in Resonant involves a high degree of risk. In this regard, the undersigned understands that without the proceeds of the Private Placement or another source of financing, it is unlikely that Resonant would have sufficient capital to continue its current operations. Moreover, the undersigned understands that it is highly unlikely that Resonant will have sufficient capital to repay any amounts due the Investor by virtue of its liquidation rights.

Investor understands the Investment will be "restricted securities" pursuant to the Securities Act, and are not eligible for immediate resale in any public market in the absence of an effective registration statement or an exemption under federal and state securities laws. Moreover, even if such Common Stock may be resold, there can be no assurance that a liquid public market for the Common Stock will exist or that the Shares may be sold for a price at or near the purchase price.

Investor understands that investment in Resonant is an illiquid investment. In particular, Investor recognizes that Investor may not (and represents, warrants and agrees that Investor will not) sell or otherwise transfer any portion of the Investment without registration under the Securities Act or an exemption there from and a favorable opinion of counsel for Resonant to that effect is provided by the Investor (if requested by Resonant). Investor fully understands and agrees that he, she or it must bear the economic risk of his purchase because, among other reasons, the Common Stock have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless such securities is subsequently registered under the Securities Act and under the applicable securities laws of such states or an exemption from such registration is available.

The Investor has had the opportunity to engage the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by Resonant to the Investor in connection with this investment and to evaluate the merits and risks of this investment.

Neither Investor nor any associate of Investor (i) is a member of the National Association of Securities Dealers, Inc. ("NASD"), (ii) is a person associated with a member of the NASD, or (iii) has made a loan to any NASD member. Neither Investor nor any associate of Investor, as defined below, is an owner of stock or other securities of any NASD member (other than securities purchased in the open market). The NASD's By-Laws define the term "member" to mean any broker or dealer admitted to membership in the NASD. The NASD's By-Laws define a "person associated with a member" to mean every sole proprietor, partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not such person is registered or exempt from registration with the NASD.

Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon (i) personal delivery, (ii) two business days after deposit with Federal Express or another nationally recognized overnight courier service, or (iii) five business days after deposit in the United

States Postal Service, sent certified mail return receipt requested, addressed to each of the other parties thereunto entitled at the following addresses, or at such other addresses as a party may designate by ten days advance written notice to each of the other parties hereto.

Company: At the address first specified in this Agreement

Investor: At the address set forth on the signature page of this Agreement.

Severability If a court of competent jurisdiction determines that any provision of this agreement is invalid, unenforceable or illegal for any reason, such determination shall not affect or impair the validity, legality and enforceability of the other provisions of this Agreement. If any such invalidity, unenforceability or illegality of a provision of this Agreement becomes known or apparent to any of the parties hereto, the parties shall negotiate promptly and in good faith in an attempt to make appropriate changes and adjustments to such provision specifically and this Agreement generally to achieve as closely as possible, consistent with applicable law, the intent and spirit of such provision specifically and this Agreement.

Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same Agreement.

Entire Agreement / Law Governing. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of New York without giving effect to its conflicts of law principles.

Arbitration; Venue. Any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement of the agreements or transactions contemplated hereby shall be finally settled by arbitration conducted in accordance with the provisions of this Section. The arbitration shall be conducted and the arbitrator chosen in accordance with the rules of the American Arbitration Association (the "AAA") in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of Resonant and Investor. The seat of the arbitration shall be in the State of New York. Each of Resonant and Investor hereby irrevocably submits to the jurisdiction for the arbitrator in California and waives any defense in an arbitration based upon any claim that such party is not subject personally to the jurisdiction of such arbitrator, that such arbitration is brought in an inconvenient forum or that

such venue is improper. The arbitration award shall be in writing and shall be final and binding on each of Resonant and Investor. The award may include an award of costs, including reasonable attorneys' fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets. Investor acknowledges and agrees that by agreeing to the provisions of this Section, Investor is waiving any right that Investor may have to a jury trial with respect to the resolution of any dispute under this Agreement of the Note.

Indemnification. The Investor acknowledges and understands the meaning of the representation made by it in this Agreement and hereby agrees to indemnify and hold harmless Resonant and all persons deemed to be in control of any of the foregoing from and against any and all loss, costs, expenses, damages and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a breach by the Investor of any such representations. All representations shall survive the delivery of this Agreement and the purchase of the Investment by the Investor.

Confidentiality. The Investor agrees that all information contained in the Offering Memorandum and all other information that the Investor has received or will receive from or as a stockholder of Resonant will be held by the Investor in the strictest confidence. Such information will not be used by the Investor for any purpose other than as a stockholder in Resonant and will not be disclosed to any other person by the Investor.

IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the Effective Date.

Investment $______________________________

Resonant Software, Inc.

By: ______________________________

Name: ______________________________

Title: ______________________________

Investor:

Print name: ______________________________

Address: ______________________________

____

If Individual Investor:

Signature: ______________________________

Co-signature: ______________________________

If Entity Investor:

By: ______________________________

Name: ______________________________

Title: ______________________________

By signing where indicated above, Investor acknowledges his, her or its understanding that (i) an investment in the Investment involves a high degree of risk and (ii) that without the proceeds of the Private Placement or another source of financing, it is unlikely that Resonant would have sufficient capital to continue its current operations.

Exhibit 10.2

Securities Purchase Agreement

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made this day ______________, 2008 (the "Effective Date") by and between Resonant Software, Inc., a Delaware corporation, with a principal place of business at 600 Lexington Avenue, 10th Floor, New York, NY 10022 ("Resonant"), and the undersigned investor (the "Investor").

WITNESETH

WHEREAS, Resonant is issuing to the three founders supervoting shares of its Class B Common Stock par value $.001 per share, (the "Common Stock") in a private issuance (the "Private Issuance") to qualified founders (collectively, the "Investors" and each, an "Investor");

WHEREAS, Resonant wishes to issue the Common Stock and the Investor wishes to issue such Shares, subject to the terms and conditions set forth herein, in the principal amount set forth on the signature page of this Agreement;

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The Purchase. Subject to the terms and conditions set forth herein, the Investor desires to purchase from Resonant ____________ shares of Common Stock. The Investor will transmit the purchase price at par per share of Common Stock to the Company by check or wire transfer, and execute and deliver this Agreement and the other related documents identified in this Agreement. Only subscriptions for whole shares will be accepted.

2. The Common Stock. The Common Stock shall be evidenced by a certificate for the Common Stock in favor of the Investor (a "Certificate"). The Common Stock will be subject to the terms as described in the Certificate of Designation of Preferences, Rights and Limitations of the Common, a copy of which has been delivered to the Investor.

Mutual Deliveries; Acceptance of Subscriptions.

This Private Issuance is being made to each Investor as an "Accredited Investor," as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Upon the delivery by the Investor of the proceeds to Resonant, and the Investor's delivery to Resonant of (i) an originally executed copy of this Agreement, (ii) an executed original of the Purchaser Questionnaire and Statement in the form attached hereto (the "Purchaser Statement"), and (iii) a copy of the Resonant, Inc. Common Stock Investors' Rights Agreement duly executed by the Investor, Resonant shall, in its sole discretion, either accept or reject the Investor's subscription. In the event that Resonant rejects the Investor's subscription for any reason whatsoever, Resonant shall return any payments delivered by the Investor, along with any subscription documents executed by the Investor, to such Investor, without interest or deduction, within thirty (30) days of rejection and this Agreement shall be deemed to be null and void and of no further force or effect. The Investor's subscription shall not be deemed to have been accepted by Resonant until accepted by Resonant as evidenced by its signature hereto, even if Investor's check has been deposited into Resonant's accounts. In the event the Investor's subscription is accepted, Resonant shall then deliver, in a timely and reasonable manner, to the Investor, or to the designated representative of such Investor, an originally executed Certificate and an executed copy of this Agreement.

Execution and delivery of this Agreement shall constitute a binding offer to purchase the Investment by the undersigned which may be accepted or rejected by Resonant in its sole discretion, but which may not be revoked without Resonant's prior written consent.

Representations and Warranties of the Investor. By executing this Agreement the Investor makes the following representations, declarations, warranties and covenants to Resonant, with the intent and understanding that Resonant will rely thereon:

The Investor has the power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Investor. This Agreement has been duly executed and delivered by the Investor and constitutes valid and

binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to the application of equitable principles in any proceeding (legal or equitable).

The execution, delivery and performance by the Investor of this Agreement and the consummation of the transactions contemplated hereby do not and will not breach or constitute a default under any applicable law or regulation or of any agreement, judgment, order, decree or other instrument binding on the Investor.

The Investor acknowledges that it has received and carefully read the securities purchase agreement and has not been furnished with any other offering literature or prospectus.

Investor acknowledges that Investor has read, understood and is familiar with the risk factors contained in the Memorandum, is familiar with the risks attending investment of this type, has determined that a purchase of the Investment is consistent with Investor's investment objectives and reasonable in relation to the Subscriber's net worth and financial needs.

Investor is acquiring the Investment for Investor's own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution thereof in whole or in part, and no other person has a direct or indirect beneficial interest in such Investment. Further, Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant an interest in the Investment to any third person.

The Common Stock issued shall bear a legend to the following effect:

> **THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SHARES, NOR ANY INTEREST THEREIN, MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE.**

Investor acknowledges his understanding that the Private Placement and sale of the Investment is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D promulgated thereunder ("Regulation D"). In furtherance thereof, Investor represents and warrants to and agrees with Resonant and its affiliates as follows:

- Investor is an "accredited investor" as that term is defined in Rule 501 of Regulation D; the information contained in the Purchaser Statement is complete, accurate and true in all respects; Investor is experienced in making investments of the kind described in this Agreement; Investor is able, by reason of the business and financial experience of the Investor and its professional advisors (who are not affiliated with or compensated in any way by Resonant or any of its affiliates or selling agents), to protect Investor's own interests in connection with the transactions described in this Agreement; and
- Investor has the financial ability to bear the economic risk of Investor's investment, has adequate means for providing for Investor's current needs and personal contingencies, has no need for liquidity with respect to Investor's investment in Resonant, and is able to afford the entire loss of Investor's investment in Resonant.

The Investor acknowledges that all material documents, records and books pertaining to this Private Placement have, on its oral or written request, been made available to the Investor and to its advisors. The Investor acknowledges that Resonant has made available to the Investor the opportunity to ask questions of, and receive answers from, Resonant concerning the terms and conditions of the Private Placement and to obtain any additional information, to the extent that Resonant possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information given to the Investor or otherwise to make an informed investment decision.

The Investor specifically acknowledges he, she or it is investing in a startup company with limited operating history. The Investor has had the opportunity to ask for and receive sufficient information to make an informed decision regarding this investment.

The Investor believes the Investor satisfies any suitability or other applicable requirements of the Investor's state of residence and/or the state in which the Common Stock are purchased.

The Investor's overall commitment to investments which are not readily marketable is not disproportionate to the Investor's net worth; the Investor's investment in Resonant will not cause such overall commitment to become excessive; and the Investor can afford to bear the loss of the Investor's entire investment in Resonant.

The Investor acknowledges that no general solicitation or general advertising (including communications published in any newspaper, magazine or other broadcast) has been received by the Investor and that no public solicitation or advertisement with respect to the offering of the Common Stock has been made to the Investor.

Investor understands that an investment in Resonant involves a high degree of risk. In this regard, the undersigned understands that without the proceeds of the Private Placement or another source of financing, it is unlikely that Resonant would have sufficient capital to continue its current operations. Moreover, the undersigned understands that it is highly unlikely that Resonant will have sufficient capital to repay any amounts due the Investor by virtue of its liquidation rights.

Investor understands the Investment will be "restricted securities" pursuant to the Securities Act, and are not eligible for immediate resale in any public market in the absence of an effective registration statement or an exemption under federal and state securities laws. Moreover, even if such Common Stock may be resold, there can be no assurance that a liquid public market for the Common Stock will exist or that the Shares may be sold for a price at or near the purchase price.

Investor understands that investment in Resonant is an illiquid investment. In particular, Investor recognizes that Investor may not (and represents, warrants and agrees that Investor will not) sell or otherwise transfer any portion of the Investment without registration under the Securities Act or an exemption there from and a favorable opinion of counsel for Resonant to that effect is provided by the Investor (if requested by Resonant). Investor fully understands and agrees that he, she or it must bear the economic risk of his purchase because, among other reasons, the Common Stock have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless

such securities is subsequently registered under the Securities Act and under the applicable securities laws of such states or an exemption from such registration is available.

The Investor has had the opportunity to engage the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by Resonant to the Investor in connection with this investment and to evaluate the merits and risks of this investment.

Neither Investor nor any associate of Investor (i) is a member of the National Association of Securities Dealers, Inc. ("NASD"), (ii) is a person associated with a member of the NASD, or (iii) has made a loan to any NASD member. Neither Investor nor any associate of Investor, as defined below, is an owner of stock or other securities of any NASD member (other than securities purchased in the open market). The NASD's By-Laws define the term "member" to mean any broker or dealer admitted to membership in the NASD. The NASD's By-Laws define a "person associated with a member" to mean every sole proprietor, partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not such person is registered or exempt from registration with the NASD.

Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon (i) personal delivery, (ii) two business days after deposit with Federal Express or another nationally recognized overnight courier service, or (iii) five business days after deposit in the United States Postal Service, sent certified mail return receipt requested, addressed to each of the other parties thereunto entitled at the following addresses, or at such other addresses as a party may designate by ten days advance written notice to each of the other parties hereto.

Company: At the address first specified in this Agreement

Investor: At the address set forth on the signature page of this Agreement.

Severability If a court of competent jurisdiction determines that any provision of this agreement is invalid, unenforceable or illegal for any reason, such determination shall not affect or impair the validity, legality

and enforceability of the other provisions of this Agreement. If any such invalidity, unenforceability or illegality of a provision of this Agreement becomes known or apparent to any of the parties hereto, the parties shall negotiate promptly and in good faith in an attempt to make appropriate changes and adjustments to such provision specifically and this Agreement generally to achieve as closely as possible, consistent with applicable law, the intent and spirit of such provision specifically and this Agreement.

Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same Agreement.

Entire Agreement / Law Governing. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of New York without giving effect to its conflicts of law principles.

Arbitration; Venue. Any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement of the agreements or transactions contemplated hereby shall be finally settled by arbitration conducted in accordance with the provisions of this Section. The arbitration shall be conducted and the arbitrator chosen in accordance with the rules of the American Arbitration Association (the "AAA") in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of Resonant and Investor. The seat of the arbitration shall be in the State of New York. Each of Resonant and Investor hereby irrevocably submits to the jurisdiction for the arbitrator in California and waives any defense in an arbitration based upon any claim that such party is not subject personally to the jurisdiction of such arbitrator, that such arbitration is brought in an inconvenient forum or that such venue is improper. The arbitration award shall be in writing and shall be final and binding on each of Resonant and Investor. The award may include an award of costs, including reasonable attorneys' fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets. Investor acknowledges and agrees that by agreeing to the provisions of this Section, Investor is waiving any right that Investor may have to a jury trial with respect to the resolution of any dispute under this Agreement of the Note.

Indemnification. The Investor acknowledges and understands the meaning of the representation made by it in this Agreement and hereby

agrees to indemnify and hold harmless Resonant and all persons deemed to be in control of any of the foregoing from and against any and all loss, costs, expenses, damages and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a breach by the Investor of any such representations. All representations shall survive the delivery of this Agreement and the purchase of the Investment by the Investor.

Confidentiality. The Investor agrees that all information contained in the Offering Memorandum and all other information that the Investor has received or will receive from or as a stockholder of Resonant will be held by the Investor in the strictest confidence. Such information will not be used by the Investor for any purpose other than as a stockholder in Resonant and will not be disclosed to any other person by the Investor.

IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the Effective Date.

Investment $____________________________

Resonant Software, Inc.

By: ____________________________

Name: ____________________________

Title: ____________________________

Investor:

Print name: ____________________________

Address: ____________________________

____

If Individual Investor:

Signature: ____________________________

Co-signature: ____________________________

If Entity Investor:

By: ____________________________

Name: ____________________________

Title: ____________________________

By signing where indicated above, Investor acknowledges his, her or its understanding that (i) an investment in the Investment involves a high degree of risk and (ii) that without the proceeds of the Private Placement or another source of financing, it is unlikely that Resonant would have sufficient capital to continue its current operations.